First National Corporation

2011 ANNUAL REPORT

Dear Shareholders,

The last year was one of transition for First National Corporation and its subsidiary First Bank. It began with the unexpected retirement of the chief executive officer. For four months, Dennis Dysart served admirably as the interim CEO while the Board of Directors conducted a search for a new chief executive, and in mid-May, I joined the Company as the full-time Chief Executive Officer. During the transition, your team dedicated itself to tackling a host of asset quality issues that plagued the balance sheet and the bottom line. Much of the work was difficult, but everyone stepped up to the plate and dedicated the time and energy necessary to meet the challenges. Customers, our friends and neighbors, were struggling financially, and the Bank had to make tough decisions to ensure collection of monies due.

First National Corporation is fortunate to have all the necessary ingredients to successfully navigate the land mines associated with high levels of non-performing assets. One of the most important is a board of directors that is fully engaged in the effort to fix the problems. Other key ingredients include a competent team willing to identify and focus on challenges, strong core deposit relationships, and sustainable core banking operations driven by a reliable net interest margin. These ingredients combined with significant non-interest revenue, all delivered in an excellent market add strength to your banking company.

Our primary goal was and is to protect your capital investment, followed by the longer term goal of providing a consistent and reliable return on your investment. All actions are being taken with a commitment to strengthening the Bank and rebuilding a sustainable company worthy of your confidence. In order to maintain a strong capital position, the Board made the decision to eliminate the cash dividend on common stock, just like the Board did during the last great depression in the 20th century. We began a thorough review of the loan portfolio, using external experts. We added provisions and took charge-offs as real estate values continued their precipitous decline and borrowers' balance sheets continued to deteriorate. The losses from asset quality issues were compounded in the fourth quarter when the Company wrote down the entire net deferred tax asset which impacted earnings by $6.4 million. The result was a loss for the year of $11.9 million.

We have made substantial progress during 2011. Besides working aggressively to collect on loans and reduce non-performing assets, we began rebuilding our credit culture by rewriting credit policies and establishing clear underwriting guidelines. We improved our pricing for risk and strengthened our controls. We ended the year with an excellent net interest margin, a direct result of having deep relationships across our markets. We are pleased with the performance of our core banking company. Our staff continued to deliver great service in the branches, our trust and financial advisors delivered excellent results, and our core deposits grew year over year.

In spite of the losses incurred by the Company, we ended the year "well-capitalized" by all regulatory measures. Thanks to historical earnings that built a strong capital account combined with TARP preferred shares, the Bank has been able to weather this difficult economic storm.

On behalf of the Board and the staff, I would like to thank you for your patience as we do this hard work. We all recognize the economic pain caused by the decline in our share price and the elimination of the dividend. We are disappointed with our results and would prefer to be announcing record earnings rather than record losses. However, we are living through the greatest recession in the last hundred years, and our communities, our customers, and our bank have all suffered.

I look forward to serving you during 2012 and am determined to do everything I can to provide results worthy of your pride and confidence.

Sincerely,

Scott C. Harvard
President and Chief Executive Officer

First National Corporation

Financial Highlights Years Ended December 31, 2011 and 2010
(in thousands except ratios and per share amounts)

	2011	2010
Summary Income Statement		
Net interest income	$ 20,198	$ 20,401
Provision for loan losses	12,380	11,731
Net interest income after provision for loan losses	7,818	8,670
Noninterest income	5,799	6,082
Noninterest expense	20,743	20,561
Loss before income taxes	(7,126)	(5,809)
Income tax expense (benefit)	3,835	(2,206)
Net loss	$ (10,961)	$ (3,603)
Net loss available to common shareholders	$ (11,855)	$ (4,490)
Key Performance Ratios		
Return on average assets	(1.96%)	(0.66%)
Return on average equity	(22.46%)	(6.52%)
Net interest margin	3.98%	4.07%
Efficiency ratio	69.66%	66.77%
Per Common Share Data		
Net loss, basic and diluted	$ (4.01)	$ (1.53)
Cash dividends	0.20	0.56
Book value at period end	7.72	11.66
Period-End Balances		
Assets	$ 539,064	$ 544,629
Loans, net	379,503	418,994
Securities	91,665	60,420
Deposits	469,172	463,500
Shareholders' equity	37,096	48,498
Capital Ratios		
Leverage	8.45%	10.54%
Risk-based capital ratios:		
Tier 1 capital	11.24%	12.91%
Total capital	12.51%	14.18%

Earnings (Loss) Per Share


$2.00
$1.00
0
-$1.00
-$2.00
-$3.00
-$4.00
-$5.00
2007
2008
2009
2010
2011

Provision for Loan Losses
(in thousands)


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
2007
2008
2009
2010
2011

Total Risk-Based Capital Ratio


15.00%
12.00%
9.00%
6.00%
3.00%
0.00%
2007
2008
2009
2010
2011

Total Assets *(in millions)*


$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
2007
2008
2009
2010
2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number **0-23976**

First National Corporation
(Exact name of registrant as specified in its charter)

Virginia	**54-1232965**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
112 West King Street, Strasburg, Virginia	**22657**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(540) 465-9121**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $1.25 par value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer, "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing sales price on June 30, 2011 was $24,444,776.

The number of outstanding shares of common stock as of March 26, 2012 was 2,955,649.

DOCUMENTS INCORPORATED BY REFERENCE
Proxy Statement for the 2012 Annual Meeting of Shareholders – Part III

TABLE OF CONTENTS

Part I

Cautionary Statement Regarding Forward-Looking Statements

First National Corporation (the Company) makes forward-looking statements in this Form 10-K that are subject to risks and uncertainties. These forward-looking statements include statements regarding profitability, liquidity, adequacy of capital, allowance for loan losses, interest rate sensitivity, market risk, growth strategy and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward-looking statements. These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- the ability to raise capital as needed;
- adverse economic conditions in the market area and the impact on credit quality and risks inherent in the loan portfolio such as repayment risk and fluctuating collateral values;
- additional future losses if our levels of non-performing assets do not moderate and if the proceeds we receive upon liquidation of assets are less than the carrying value of such assets;
- further increases of non-performing assets may reduce interest income and increase net charge-offs, provision for loan losses, and operating expenses;
- the adequacy of the allowance for loan losses related to specific reserves on impaired loans, and changes in factors considered such as general economic and business conditions in the market area and overall asset quality;
- the adequacy of the valuation allowance for other real estate owned related to changes in economic conditions and local real estate activity;
- loss or retirement of key executives;
- the ability to compete effectively in the highly competitive banking industry;
- legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses that the Company is engaged in;
- the ability to implement various technologies into our operations may impact the Company's ability to operate profitably;
- the ability of the Company to implement its disaster recovery plan in the event of a natural disaster;
- risks related to the timing of the recoverability of the deferred tax asset, which is subject to considerable judgment, and the risk that even after the recovery of the deferred tax asset balance under GAAP, there will remain limitations on the ability to include our deferred tax assets for regulatory capital purposes;
- increases in FDIC insurance premiums could adversely affect the Company's profitability;
- the ability to retain customers and secondary funding sources if the Bank's reputation would become damaged;
- the reliance on secondary sources, such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet liquidity needs;
- changes in interest rates could have a negative impact on the Company's net interest income and an unfavorable impact on the Bank's customers' ability to repay loans; and
- other factors identified in Item 1A, "Risk Factors", below.

Because of these and other uncertainties, actual future results may be materially different from the results indicated by these forward-looking statements. In addition, past results of operations do not necessarily indicate future results.

Item 1. Business

General

First National Corporation is the bank holding company of:

- First Bank (the Bank). The Bank owns:
  - First Bank Financial Services, Inc.
  - Shen-Valley Land Holdings, LLC
- First National (VA) Statutory Trust II (Trust II)
- First National (VA) Statutory Trust III (Trust III)

First Bank Financial Services, Inc. invests in entities that provide title insurance and investment services. Shen-Valley Land Holdings, LLC was formed to hold other real estate owned and future office sites. The Trusts were formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities.

The Bank first opened for business on July 1, 1907 under the name The Peoples National Bank of Strasburg. On January 10, 1928, the Bank changed its name to The First National Bank of Strasburg. On April 12, 1994, the Bank received approval from the Federal Reserve Bank of Richmond (the Federal Reserve) and the Virginia State Corporation Commission's Bureau of Financial Institutions to convert to a state chartered bank with membership in the Federal Reserve System. On June 1, 1994, the Bank consummated such conversion and changed its name to First Bank.

Access to Filings

The Company's internet address is www.therespowerinone.com. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports, as filed with or furnished to the Securities and Exchange Commission (the SEC), are available free of charge at www.therespowerinone.com as soon as reasonably practicable after being filed with or furnished to the SEC. A copy of any of the Company's filings will be sent, without charge, to any shareholder upon written request to: M. Shane Bell, Chief Financial Officer, at 112 West King Street, Strasburg, Virginia 22657.

Products and Services

The Bank's primary market area is located within the northern Shenandoah Valley region of Virginia, including Shenandoah County, Warren County, Frederick County and the City of Winchester. Within the market area there are various types of industry including health care, government, retail, manufacturing, and construction. Customers include individuals, small and medium-sized businesses, local governmental entities and non-profit organizations.

The Bank provides loan, deposit, investment, trust and asset management and other products and services in the northern Shenandoah Valley region of Virginia. Loan products and services include personal loans, residential mortgages, home equity loans and commercial loans. Deposit products and services include checking, savings, NOW accounts, money market accounts, IRA accounts, certificates of deposit, and cash management accounts. The Bank offers other services, including internet banking, mobile banking, remote deposit capture and other traditional banking services.

The Bank's Trust and Asset Management Department offers a variety of trust and asset management services including estate planning, investment management of assets, trustee under an agreement, trustee under a will, individual retirement accounts, estate settlement and benefit plans. The Bank offers financial planning and brokerage services for its customers through its investment division, First Financial Advisors.

The Bank's products and services are provided through 10 branch offices, 30 ATMs and its website, www.therespowerinone.com. The Bank operates six of its offices under the "Financial Center" concept. A Financial Center offers all of the Bank's financial services at one location. This concept allows loan, deposit, trust and investment advisory personnel to be readily available to serve customers throughout the Bank's market area. For the location of each of these Financial Centers, see Item 2 of this Form 10-K below.

Competition

The Company competes with other community banks, large financial institutions, savings banks, mortgage companies, consumer finance companies, insurance companies, credit unions, internet-based banks, brokerage firms and money market mutual funds. Competition has increased from out-of-state banks through their acquisition of Virginia-based banks and branches and from other financial institutions through use of internet banking.

The financial services industry is highly competitive and could become more competitive as a result of recent and ongoing legislative, regulatory and technological changes, and continued consolidation within the financial services industry. Advantages larger financial institutions may have over the Company include more efficient operations from economies of scale, the ability to support wide-ranging advertising campaigns, larger amounts of capital and substantially higher lending limits. Credit unions have a competitive advantage because of a more favorable tax treatment than the Company and can pass those savings on to their customers through lower loan rates and higher deposit rates.

The competition for loans and deposits is affected by factors such as interest rates and terms offered, the number and location of branches and types of products offered, service, as well as the reputation of the institution. We believe the Company's competitive advantages include long-term customer relationships, a commitment to excellent customer service, dedicated and loyal employees, local management and directors, and the support of and involvement in the communities that the Company serves. The Company focuses on providing products and services to individuals, small to medium-sized businesses and local governmental entities within its communities. According to Federal Deposit Insurance Corporation (FDIC) deposit data as of June 30, 2011, the Bank was ranked first in Shenandoah County with $228.6 million in deposits, representing 30% of the total deposit market; third in Warren County with $60.1 million or 12% of the market; fourth in Frederick County with $80.3 million or 15% of the market; and fifth in the City of Winchester with $107.6 million or 8% of the market. The Bank was ranked second overall in its market area with 15% of the total deposit market.

No material part of the business of the Company is dependent upon a single or a few customers, and the loss of any single customer would not have a materially adverse effect upon the business of the Company.

Employees

At December 31, 2011, the Company and the Bank employed a total of 151 full-time equivalent employees. The Company considers relations with its employees to be excellent.

SUPERVISION AND REGULATION

General

As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended, and the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve System. As a state-chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions and the Federal Reserve. Other federal and state laws, including various consumer and compliance laws, govern the activities of the Bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower. Laws and regulations administered by the regulatory agencies also affect corporate practices, including business practices related to payment and charging of interest, documentation and disclosures, and affect the ability to open and close offices or purchase other entities.

The following description summarizes the significant federal and state laws applicable to the Company's industry. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act

Under the Bank Holding Company Act, the Company is subject to periodic examination by the Federal Reserve and required to file periodic reports regarding its operations and any additional information that the Federal Reserve may require. Activities at the bank holding company are limited to:

- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and
- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring 25% or more of any class of voting securities of a bank or bank holding company. Prior notice to the Federal Reserve is required for a person to acquire 10% or more, but less than 25%, of any class of voting securities of the institution, and either the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Capital Requirements

The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of "Tier 1 Capital," which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of "Tier 2 Capital," which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. Trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier 1 capital, including trust preferred securities. The portion of the trust preferred securities not considered as Tier 1 capital, if any, may be included in Tier 2 capital. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness.

In sum, the capital measures used by the federal banking regulators are:

- the Total Capital ratio, which includes Tier 1 Capital and Tier 2 Capital;
- the Tier 1 Capital ratio; and
- the leverage ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, and a leverage ratio of 5% or greater and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;
- "undercapitalized" if it has a Total Capital ratio of less than 8%, a Tier 1 Capital ratio of less than 4% - or 3% in certain circumstances;
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The FDIC and the Federal Reserve may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. The Company and the Bank presently maintain sufficient capital to remain in compliance with these capital requirements.

On March 13, 2009, the Company received an investment in the Company through the U.S. Treasury's purchase of preferred stock totaling $13.9 million from the Company's participation in the Troubled Asset Relief Program (TARP) Capital Purchase Program (Capital Purchase Program) under the Emergency Economic Stabilization Act of 2008 (EESA).

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) contains a number of provisions dealing with capital adequacy of insured depository institutions and their holding companies, which may result in more stringent capital requirements. Under the Collins Amendment to the Dodd-Frank Act, federal regulators have been directed to establish minimum leverage and risk-based capital requirements for, among other entities, banks and bank holding companies on a consolidated basis. These minimum requirements cannot be less than the generally applicable leverage and risk-based capital requirements established for insured depository institutions nor quantitatively lower than the leverage and risk-based capital requirements established for insured depository institutions that were in effect as of July 21, 2010. These requirements in effect create capital level floors for bank holding companies similar to those in place currently for insured depository institutions. The Collins Amendment also excludes trust preferred securities issued after May 19, 2010 from being included in Tier 1 capital unless the issuing company is a bank holding company with less than $500 million in total assets. Trust preferred securities issued prior to that date will continue to count as Tier 1 capital for bank holding companies with less than $15 billion in total assets, and such securities will be phased out of Tier 1 capital treatment for bank holding companies with over $15 billion in total assets over a three-year period beginning in 2013. The Collins Amendment did not exclude preferred stock issued to the U.S. Treasury through the Capital Purchase Program from Tier 1 capital treatment. Accordingly, the Company's trust preferred securities and preferred stock issued to the U.S. Treasury through the Capital Purchase Program will continue to qualify as Tier 1 capital.

Dividends

The Company is a legal entity separate and distinct from its banking and other subsidiaries. The majority of the Company's revenues are from dividends paid to the Company by the Bank. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. In addition, the Federal Reserve has issued guidelines that bank holding companies should inform and consult with the Federal Reserve in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the organization's capital structure. The net loss available to common shareholders totaled $11.5 million for the year ended December 31, 2011 compared to common dividends paid to shareholders totaling $540 thousand during the same period.

Under Virginia law, a bank may declare a dividend out of the bank's undivided profits, but not in excess of its accumulated retained earnings. Additionally, under Federal Reserve regulations, the Bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve. During the year ended December 31, 2011, the Bank transferred $1.6 million in dividends to the Company. The Bank received approval in February 2012 for a dividend declaration totaling $249 thousand from the Bank to the Company.

The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

In connection with the Company's participation in the Capital Purchase Program established by the U.S. Department of the Treasury (the Treasury) under the EESA, the Company issued preferred stock to the Treasury on March 13, 2009. The Preferred Stock is in a superior ownership position compared to common stock. Dividends must be paid to the preferred stock holder before they can be paid to the common shareholders. If the dividends on the Preferred Stock have not been paid for an aggregate of six (6) quarterly dividend periods or more, whether or not consecutive, the Company's authorized number of directors will be automatically increased by two (2) and the holders of the Preferred Stock will have the right to elect those directors at the Company's next annual meeting or at a special meeting called for that purpose; these two directors may be elected annually and may serve until all accrued and unpaid dividends for all past dividend periods have been declared and paid in full. The Company is current on all dividend payments on the Preferred Stock.

In order to maintain appropriate capital levels in light of the current operating environment, the Company's Board of Directors determined in July 2011 to suspend cash dividends on the Company's common stock. The Board intends to reinstate the dividend payment at an appropriate time considering overall asset quality, quality and level of current and prospective earnings and other factors. Any future determination relating to dividend policy will be made at the discretion of the Board and will depend on many of the statutory and regulatory factors mentioned above.

Deposit Insurance and Assessments

The deposits of the Bank are insured by an insurance fund administered by the FDIC, in general up to a maximum of $250,000 per insured account. In addition, the FDIC will provide temporary unlimited coverage on all noninterest-bearing transaction accounts through December 31, 2012. Under federal banking regulations, insured banks are required to pay quarterly assessments to the FDIC for deposit insurance. The FDIC's risk based assessment system requires members to pay varying assessment rates depending on the level of the institution's capital and the degree of supervisory concern over the institution. As a result of the Federal Deposit Insurance Reform Act of 2005 (FDIRA), signed into law February 8, 2006, the FDIC assessment is now separated into two parts. The first part is the FDIC Insurance, and the second part is the assessment for the Financing Corporation (FICO).

On February 7, 2011, pursuant to the Dodd-Frank Act, the FDIC adopted new regulations, which became effective April 1, 2011, that redefined the "assessment base" used for calculating deposit insurance assessments. Rather than the previous system, whereby the assessment base is calculated by using an insured depository institution's domestic deposits less a few allowable exclusions, the new assessment base is calculated using the average consolidated total assets of an insured depository institution less the average tangible equity (Tier 1 capital) of such institution. The FDIC continues to utilize a risk-based assessment system in which institutions will be subject to assessment rates ranging from 2.5 to 45 basis points, subject to adjustments for unsecured debt and, in certain cases, brokered deposits. The new rules eliminated adjustments for secured liabilities.

The new rules retain the FDIC Board's flexibility to, without further notice-and-comment rulemaking, adopt rates that are higher or lower than the stated base assessment rates, provided that the FDIC cannot (i) increase or decrease the total rates from one quarter to the next by more than two basis points, or (ii) deviate by more than two basis points from the stated base assessment rates. Although the Dodd-Frank Act makes the FDIC's payment of a dividend to depository institutions discretionary, as opposed to mandatory, when the reserve ratio exceeds a certain threshold, the FDIC's new rule establishes a decreasing schedule of assessment rates that would take effect when the Deposit Insurance Fund (DIF) reserve ratio first meets or exceeds 1.15%. If the DIF reserve ratio meets or exceeds 1.15%, base assessment rates would range from 1.5 to 40 basis points; if the DIF reserve ratio meets or exceeds 2%, base assessment rates would range from 1 to 38 basis points; and if the DIF reserve ratio meets or exceeds 2.5%, base assessment rates would range from 0.5 to 35 basis points. All base assessment rates would continue to be subject to adjustments for unsecured debt and brokered deposits.

Although the new rules are generally expected to have a positive effect on small institutions (those with less than $10 billion in assets such as the Bank) because the large bulk of such institutions are expected to see a decrease in assessments, the impact of the new rule and/or additional FDIC special assessments or other regulatory changes affecting the financial services industry could negatively affect the Bank's and the Company's liquidity and results of operations in future periods.

In addition, all FDIC-insured institutions are required to pay assessment to the FDIC to fund interest payments on bonds issued by FICO, an agency of the Federal government established to recapitalize the predecessor to the Savings Association Insurance Fund (SAIF). The FICO assessments rates are adjusted quarterly to reflect changes in the assessment bases of the FDIC's insurance funds and do not vary depending on a depository institution's capitalization or supervisory evaluations. These assessments will continue until the FICO bonds mature in 2017.

The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency.

USA Patriot Act

The USA Patriot Act became effective on October 26, 2001 and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering. Among other provisions, the USA Patriot Act permits financial institutions, upon providing notice to the United States Treasury, to share information with one another in order to better identify and report to the federal government concerning activities that may involve money laundering or terrorism. The USA Patriot Act is considered a significant banking law in terms of information disclosure regarding certain customer transactions. Although it does create a reporting obligation, the USA Patriot Act has not materially affected the Bank's products, services or other business activities.

Safety and Soundness Standards

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), as amended by the Riegle Community Development and Regulatory Improvement Act of 1994, requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. Guidelines adopted by the federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of FDIA. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Community Reinvestment Act

Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution.

An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

Privacy Legislation

Several regulations issued by federal banking agencies also provide protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers' personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated parties without prior notice and approval from the customer.

Capital Purchase Program Regulations

As a result of the Company's participation in the TARP Capital Purchase Program (CPP), it is subject to certain provisions under EESA. On February 10, 2009, the Treasury announced the Financial Stability Plan under the EESA (the Financial Stability Plan) which was intended to further stabilize financial institutions and stimulate lending across a broad range of economic sectors. On February 18, 2009, President Obama signed the American Reinvestment and Recovery Act of 2009 (ARRA), a broad economic stimulus package that amended EESA to include additional restrictions on, and potential additional regulation of, financial institutions.

On June 10, 2009, under the authority granted to it under ARRA and EESA, the Treasury issued an interim final rule under Section 111 of EESA, as amended by ARRA, regarding compensation and corporate governance restrictions that would be imposed on CPP recipients, effective June 15, 2009. As a CPP recipient with currently outstanding CPP obligations, the Company is subject to the compensation and corporate governance restrictions and requirements set forth in the interim final rule, which, among other things: (1) prohibit the Company from paying or accruing bonuses, retention awards or incentive compensation, except for certain long-term stock awards, to the Company's most highly compensated employee; (2) prohibit us from making severance payments to any of the senior executive officers or next five most highly compensated employees; (3) require the Company to conduct semi-annual risk assessments to assure that compensation arrangements do not encourage "unnecessary and excessive risks" or the manipulation of earnings to increase compensation; (4) require the Company to recoup or "clawback" any bonus, retention award or incentive compensation paid by the Company to a senior executive officer or any of the next 20 most highly compensated employees, if the payment was based on financial statements or other performance criteria that are later found to be materially inaccurate; (5) prohibit the Company from providing tax gross-ups to any of the senior executive officers or next 20 most highly compensated employees; (6) require the Company to provide enhanced disclosure of perquisites, and the use and role of compensation consultants; (7) require the Company to adopt a corporate policy on luxury and excessive expenditures; (8) require the chief executive officer and chief financial officer to provide periodic certifications about compensation practices and compliance with the interim final rule; (9) require the Company to provide enhanced disclosure of the relationship between the Company's compensation plans and the risk posed by those plans; and (10) require the Company to provide an annual non-binding shareholder vote, or "say-on-pay" proposal, to approve the compensation of our executives, consistent with regulations promulgated by the Securities and Exchange Commission (SEC). On January 12, 2010, the SEC adopted final regulations setting forth the parameters for such say-on-pay proposals for public company CPP participants.

Under EESA, Congress has the ability to impose "after-the-fact" terms and conditions on participants in Treasury's TARP Capital Purchase Program. As a participant in the TARP Capital Purchase Program, the Company is subject to any such retroactive legislation. Additional regulations applicable to CPP recipients adopted as part of EESA, the Financial Stability Plan, ARRA, or other legislation may subject the Company to additional regulatory requirements. The impact of these additional requirements may put us at competitive disadvantage in comparison to financial institutions that have either repaid all CPP funds or never accepted CPP funds and may materially adversely affect our business and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), which was enacted in July 2010, has had a broad impact on the financial services industry, including significant regulatory and compliance changes previously discussed and including, among other things, (i) enhanced resolution authority of troubled and failing banks and their holding companies; (ii) increased regulatory examination fees; and (iii) numerous other provisions designed to improve supervision and oversight of, and strengthening safety and soundness for, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework for systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC.

Some of the Dodd-Frank Act's most far-reaching provisions, such as those regulating derivatives and proprietary trading activity and hedge funds, providing for enhanced supervision of "systemically significant" institutions, and phasing out Tier 1 capital treatment for trust preferred securities, apply only to institutions with over $10 billion in assets or to business lines in which the Company and the Bank do not engage. Certain provisions do, however, apply to or affect us, including provisions that:

- Create a new Consumer Financial Protection Bureau that will have rulemaking authority for a wide range of consumer protection laws that would apply to all banks and would have broad powers to supervise and enforce consumer protection laws;
- Change the assessment base for federal deposit insurance from a deposit-based to an asset-based calculation as described in "Deposit Insurance and Assessments" above;
- Make permanent the $250,000 limit for federal deposit insurance and provide unlimited federal deposit insurance until December 31, 2012 for non-interest-bearing demand transaction accounts;
- Repeal the federal prohibition on payment of interest on demand deposits;
- Impose new mortgage lending requirements, including minimum underwriting standards, originator compensation restrictions, consumer protections for certain types of loans, and disclosure to borrowers;
- Apply to bank holding companies the same leverage and risk-based capital requirements that apply to insured depository institutions;
- Require bank holding companies and banks to be well-capitalized and well-managed in order to acquire banks located outside their home state;
- Implement corporate governance revisions, including with regard to executive compensation that apply to all public companies, not just financial institutions; and
- Increase the authority of the Federal Reserve to examine the Company and its non-bank subsidiaries.

Many aspects of the Dodd-Frank Act are subject to future rulemaking, which has not yet had a material financial impact on the Company or its customers. Management expects that legislative changes may continue to be introduced from time to time in Congress. The Company cannot predict whether any potential legislation will be enacted, and if enacted, the effect that it or any implementing regulations could have on the business, results of operations or financial condition of the Company or its subsidiaries.

Basel III

In December 2010 and January 2011, the Basel Committee on Banking supervision published the final texts of reforms on capital and liquidity generally referred to as "Basel III." Although Basel III is intended to be implemented by participating countries for large, internationally active banks, its provisions are likely to be considered by U.S. banking regulators in developing new regulations applicable to other banks in the United States, including the Bank. This is particularly relevant in view of the provisions in the Dodd-Frank Act requiring or permitting U.S. federal banking agencies to adopt regulations affecting banks' capital requirements in a number of respects. For banks in the United States, the most significant provisions of Basel III relating to capital include:

- A minimum ratio of common equity to risk-weighted assets reaching 4.5%, plus an additional 2.5% as a capital conservation buffer, by 2019 after a phase-in period;
- A minimum ratio of Tier 1 capital to risk-weighted assets reaching 6.0% by 2019 after a phase-in period;
- A minimum ratio of total capital to risk-weighted assets, plus an additional 2.5% capital conservation buffer, reaching 10.5% by 2019 after a phase-in period;
- An additional countercyclical capital buffer to be imposed by applicable banking regulators periodically at their discretion, with advance notice;
- Restrictions on capital distributions and discretionary bonuses applicable when capital ratios fall within the buffer zone;
- Deduction from common equity of deferred tax assets that depend on future profitability to be realized; and
- For capital instruments issued on or after January 13, 2013 (other than common equity), a loss-absorbency requirement such that the instrument must be written off or converted to common equity if the issuing bank would become nonviable without the write-off or conversion or without an injection of capital from the public sector.

The Basel III liquidity provisions include complex criteria establishing a method to ensure that a bank maintains adequate unencumbered, high-quality liquid assets to meet its liquidity needs for 30 days under a severe liquidity stress scenario and a method to promote more medium- and long-term funding of assets and activities using a one-year horizon.
Although Basel III is described as a "final text," it is subject to the resolution of certain issues and to further guidance and clarification, including decisions as to whether and to what extent it will apply to U.S. banks that are not large, internationally active banks. Ultimate implementation of the Basel III provisions in the U.S. will be subject to the discretion of the U.S. banking regulators, and the regulations or guidelines they adopt may differ from the Basel III provisions.

Consumer Protection Regulations

Retail activities of banks are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by banks are subject to state usury laws and federal laws concerning interest rates.

Loan operations are also subject to federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act and Regulation Z issued by the Federal Reserve Board, governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act and Regulation C issued by the Federal Reserve Board, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- the Equal Credit Opportunity Act and Regulation B issued by the Federal Reserve Board, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act and Regulation V issued by the Federal Reserve Board, governing the use and provision of information to consumer reporting agencies;
- the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
- the guidance of the various federal agencies charged with the responsibility of implementing such federal laws.

Deposit operations are also subject to:

- the Truth in Savings Act and Regulation DD issued by the Federal Reserve Board, which requires disclosure of deposit terms to consumers;
- Regulation CC issued by the Federal Reserve Board, which relates to the availability of deposit funds to consumers;
- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
- the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

The Federal Reserve and FDIC have recently enacted consumer protection regulations related to automated overdraft payment programs offered by financial institutions. In November 2009, the Federal Reserve amended its Regulation E to prohibit financial institutions, including the Bank, from charging consumers fees for paying overdrafts on automated teller machine and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. The Regulation E amendments also require financial institutions to provide consumers with a notice that explains the financial institution's overdraft services, including the fees associated with the service and the consumer's choices. The amendments to Regulation E became effective on August 1, 2010.

Many of the foregoing laws and regulations are subject to change resulting from the provisions in the Dodd-Frank Act, which in many cases calls for revisions to implementing regulations. We cannot predict the effect that being regulated by a new, additional regulatory authority focused on consumer financial protection, or any new implementing regulations or revisions to existing regulations that may result from the establishment of this new authority, will have on the Company's businesses. Additional regulations resulting from the Dodd-Frank Act may materially adversely affect the Company's business, financial condition or results of operations.

Item 1A. Risk Factors

An investment in the Company's common stock involves significant risks, including, but not limited to, the following risks and uncertainties. These risk factors should be read carefully and considered before deciding to invest in the Company's common stock. These risk factors may adversely affect the Company's financial condition and future earnings. In that event, the trading price of the Company's common stock could decline and you could lose a part or all of your investment. This section should be read together with the other information, including the consolidated financial statements and related notes to the consolidated financial statements included in Item 8 of this Form 10-K.

The Company may be further adversely affected by economic conditions in its market area.

The Company is headquartered in the northern Shenandoah Valley region of Virginia. Because our lending is concentrated in this market, the Company is affected by the general economic conditions in the region. Changes in the economy may influence the growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing. A continued decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond the Company's control would further impact these local economic conditions and the demand for banking products and services generally, which could negatively affect the Company's performance and financial condition.

Deteriorating credit quality, particularly in real estate loans, has adversely impacted the Company and may continue to adversely impact the Company.

During 2008, the Company began to experience a downturn in the overall credit performance of the loan portfolio, as well as acceleration in the deterioration of general economic conditions. This deterioration, including a significant increase in national and regional unemployment levels, is negatively impacting some borrowers' ability to repay. During the year ended December 31, 2008, these conditions resulted in a $13.9 million increase in non-performing assets and loans over 90 days past due to $16.2 million. At December 31, 2011, 2010 and 2009, non-performing assets and loans over 90 days past due remained at elevated levels, totaling $18.7 million, $15.4 million and $14.8 million, respectively. The provision for loan losses totaled $12.4 million, $11.7 million and $2.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. Additional increases in loan loss reserves may be necessary in the future. Continued deterioration in the quality of the loan portfolio can have a material adverse effect on earnings, liquidity and capital.

The Bank will realize additional future losses if our levels of non-performing assets do not moderate and if the proceeds we receive upon liquidation of assets are less than the carrying value of such assets.

The Company expects to continue its focus on reducing non-performing asset levels during 2012 by selling other real estate owned (OREO) and restructuring its problem loans and potential problem loans. Other potential problem loans are defined as performing loans that possess certain risks, including the borrower's ability to pay and the collateral value securing the loan, that management has identified that may result in the loans not being repaid in accordance with their terms. At December 31, 2011, other potential problem loans totaled $40.0 million. Among the Bank's potential problem loans are several large credit relationships. Consequently, an adverse development with respect to one of these loans or credit relationships could expose us to a significant increase in nonperforming assets.

The actual volume of future distressed asset sales could increase based on regulatory directives, the level of migration of performing loans to problem loan status, as well as opportunities to sell such assets, thus resulting in higher credit costs. The continuing weakness in the residential and commercial real estate markets may negatively impact the ability to dispose of distressed assets, and may result in higher credit losses on sales of distressed assets. Non-performing assets are recorded on the financial statements at the estimated fair value, which considers management's plans for disposition. The Company will realize additional future losses if the proceeds received upon dispositions of assets are less than the recorded carrying value of such assets. If market conditions continue to decline, the magnitude of losses realized upon the disposition of non-performing assets may increase, which could materially adversely affect the Company's business, financial condition and results of operations.

Further increases in non-performing assets may reduce interest income and increase net loan charge-offs, provision for loan losses, and operating expenses.

As a result of the prolonged economic downturn, the Bank is experiencing historically high levels of non-accrual loans. Non-accrual loans increased from 1.87% at December 31, 2009 to 2.49% and 3.02% of total loans at December 31, 2010 and 2011, respectively. Until economic and market conditions improve at a more rapid pace, we expect to incur charge-offs to the allowance for loan losses and lost interest income relating to increased non-performing loans and, as a result, additional increases in loan loss reserves may be necessary in the future. Non-performing assets (including non-accrual loans and other real estate owned) totaled $18.2 million at December 31, 2011. These non-performing assets can adversely affect net income mainly through increased operating expenses incurred to maintain such assets or loss charges related to subsequent declines in the estimated fair value of foreclosed assets. Adverse changes in the value of our non-performing assets, or the underlying collateral, or in the borrowers' performance or financial conditions could adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will not experience further increases in non-performing loans in the future, or that non-performing assets will not result in lower financial returns in the future.

If the Bank's allowance for loan losses becomes inadequate, results of operations may be adversely affected.

The Bank maintains an allowance for loan losses that it believes is a reasonable estimate of known and inherent losses in the loan portfolio. Through a quarterly review of the loan portfolio, management determines the amount of the allowance for loan losses by considering economic conditions, credit quality of the loan portfolio, collateral supporting the loans, performance of customers relative to their financial obligations and the quality of the Bank's loan administration. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Bank's control, and these losses may exceed current estimates. Although the Company believes the allowance for loan losses is a reasonable estimate of known and inherent losses in the loan portfolio, such losses and the adequacy of the allowance for loan losses cannot be fully predicted. Excessive loan losses could have a material impact on financial performance through additions to the allowance for loan losses.

Federal and state regulators periodically review the allowance for loan losses and may require an increase to the provision for loan losses or recognition of further loan charge-offs, based on judgments different than those of management. Any increase in the amount of provision or loans charged-off as required by these regulatory agencies could have a negative effect on operating results.

If the Bank's valuation allowance on OREO becomes inadequate, results of operations may be adversely affected.

The Bank maintains a valuation allowance that it believes is a reasonable estimate of known losses in OREO. The Bank obtains appraisals on all OREO properties on an annual basis and adjusts the valuation allowance accordingly. The carrying value of OREO is susceptible to changes in economic and real estate market conditions. Although the Company believes the valuation allowance is a reasonable estimate of known losses, such losses and the adequacy of the allowance cannot be fully predicted. Excessive declines in market values could have a material impact on financial performance.

The Company may need to raise additional capital.

Deteriorating credit quality has resulted in net losses that have adversely impacted the Bank's regulatory capital over the past two years and that may continue to do so in the future. While the Bank remained "well capitalized" as December 31, 2011, additional capital may be needed in the future to maintain capital levels. The Company may seek to raise capital through offerings of common stock, preferred stock, securities convertible into common stock, or rights to acquire such securities or common stock. Under the Company's articles of incorporation, we have additional authorized shares of common stock and preferred stock that we can issue from time to time at the discretion of our board of directors, without further action by the shareholders, except where shareholder approval is required by law. The issuance of any additional shares of common stock, preferred stock or convertible securities could be substantially dilutive to shareholders of our common stock, and the market price of our common stock could decline as a result of any such sales. Our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings.

In addition, our ability to raise capital through the sale of additional securities will depend on the financial markets, and we may not be able to obtain additional capital in amounts or on terms that are satisfactory. If we decide to raise capital and are unable to do so, the Company's financial condition could be adversely affected.

The Bank's concentrations of loans could result in higher than normal risk of loan defaults and losses.

The Bank offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction and land development, home equity, consumer and other loans. The majority of the loans are secured by real estate (both residential and commercial) in the market area. At December 31, 2011, these loans totaled $351.8 million, or 90%, of total loans. A major change in the real estate market, such as further deterioration in the value of this collateral, or in the local or national economy, could adversely affect customers' ability to pay these loans, which in turn could impact the Bank. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and the Bank tries to limit exposure to this risk by monitoring extensions of credit carefully. The Bank cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Changes in interest rates may negatively impact net interest income if the Company is unable to successfully manage interest rate risk.

The Company's profitability will depend substantially upon the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. Changes in interest rates, including the shape of the treasury yield curve, will affect the Company's financial performance and condition through the pricing of securities, loans, deposits and borrowings. The Company attempts to minimize exposure to interest rate risk, but will be unable to eliminate it. The net interest spread will depend on many factors that are partly or entirely outside of the Company's control, including competition, federal economic, monetary and fiscal policies and general economic conditions.

Our small-to-medium sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our commercial development and marketing strategy primarily to serve the banking and financial services needs of small and medium sized businesses. These businesses generally have less capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets in which we operate, our results of operations and financial condition may be adversely affected.

Difficult market conditions have adversely affected the Company's industry.

Dramatic declines in the housing market over the past three years, with falling home prices and increasing foreclosures and unemployment, have negatively impacted the credit performance of real estate related loans and resulted in significant write-downs of asset values by financial institutions. These write-downs, initially of mortgage-backed securities (MBS) but spreading to other securities and loans have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected the Company's business, financial condition and results of operations. Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact charge-offs and the provision for loan losses. A worsening of these conditions would likely have an adverse effect on the Company and others in the financial services industry.

The Company relies heavily on its management team and the unexpected loss of any of those personnel could adversely affect operations; the Company depends on the ability to attract and retain key personnel.

The Company's future operating results depend substantially upon the continued service of its executive officers and key personnel. The Company's future operating results also depend in significant part upon its ability to attract and retain qualified management, financial, technical, marketing, sales and support personnel. Competition for qualified personnel is intense, and the Company cannot ensure success in attracting or retaining qualified personnel. There may be only a limited number of persons with the requisite skills to serve in these positions, and it may be increasingly difficult for the Company to hire personnel over time.

The Company's ability to retain key officers and employees may be further impacted by legislation and regulation affecting the financial services industry. For example, Section 7001 of the ARRA amended Section 111 of the EESA in its entirety, significantly expanded the executive compensation restrictions. These restrictions apply to the Company as a participant in the Capital Purchase Program and shall generally continue to apply for as long as any Senior Preferred shares are outstanding. Such restrictions and standards may further impact management's ability to compete with financial institutions that are not subject to the same limitations as the Company under Section 7001 of the ARRA.

Future success is dependent on the ability to compete effectively in the highly competitive banking industry.

The Company faces vigorous competition from other financial institutions, including other commercial banks, savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in its market area. A number of these other financial institutions are significantly larger than the Company and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent the Company also competes with other providers of financial services, such as money market mutual funds, brokerage firms, insurance companies and governmental organizations which may offer more favorable products and services than the Company. Many of the non-bank competitors are not subject to the same extensive regulations that govern the Company. As a result, the non-bank competitors have advantages over the Company in providing certain services. This competition may reduce or limit profit margins and market share and may adversely affect the results of operations and financial condition.

The Company is subject to extensive regulation that could limit or restrict its activities and impose financial requirements or limitations on the conduct of its business, which could adversely affect profitability.

The Company and the Bank are subject to extensive federal and state regulation and supervision. These regulations affect lending practices, capital structure, investment practices, dividend policy, and growth, among other things. Congress, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the FDIC and other federal and state agencies continually review banking laws, regulations and policies for possible changes. The Dodd-Frank Act, enacted in July 2010, instituted significant changes to the financial services regulatory scheme, and other changes to statutes, regulations, and policies (including changes in their interpretation or implementation) that could affect the Company in substantial and unpredictable ways. For example, such changes could subject us to additional costs, limit the types of products and services we can offer, or provide opportunities for non-banks to offer competing products and services. If we fail to comply with laws, regulations and policies, we could be subject to regulatory sanctions, civil money penalties or reputational harm.

See the section of this report entitled "Supervision and Regulation" for additional information on the statutory and regulatory issues that affect the Company's business.

Changes in the Company's accounting policies or in accounting standards could materially affect how it reports financial results and condition.

From time to time, the Financial Accounting Standards Board (FASB) and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements.

The Company's ability to operate profitably may be dependent on its ability to implement various technologies into its operations.

The market for financial services, including banking service and consumer finance services is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, internet-based banking and tele-banking. The Company's ability to compete successfully in its market may depend on the extent to which it is able to exploit such technological changes. If it is not able to afford such technologies, properly or timely anticipate or implement such technologies, or properly train its staff to use such technologies, the Company's business, financial condition or operating results could be adversely affected.

The Company's operations depend upon third party vendors that perform services for us.

The Company outsources many of its operating and banking functions, including some data processing functions and the interchange and transmission services for the ATM network. As such, the Company's success and ability to expand operations depends on the services provided by these third parties. Disputes with these third parties may adversely affect operations. The Company may not be able to engage appropriate vendors to adequately service its needs, and the vendors that it engages may not be able to perform successfully.

Negative public opinion could damage our reputation and adversely impact liquidity and profitability.

As a financial institution, the Company's earnings, liquidity, and capital are subject to risks associated with negative public opinion of the Company and of the financial services industry as a whole. Negative public opinion could result from our actual or alleged conduct in any number of activities, including lending practices, the failure of any product or service sold by us to meet our clients' expectations or applicable regulatory requirements, corporate governance and acquisitions, or from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep, attract and/or retain customers and can expose us to litigation and regulatory action. Actual or alleged conduct by one of our businesses can result in negative public opinion about our other businesses. Negative public opinion could also affect our ability to borrow funds in the unsecured wholesale debt markets.

As a result of the Company's participation in the Capital Purchase Program (CPP), the Company may become subject to additional regulation, and the costs or effects of compliance cannot be predicted at this time.

In connection with its participation in the CPP administered under the TARP, the Company may face additional regulations and/or reporting requirements, including, but not limited to, Congress's ability to impose "after-the-fact" terms and conditions on participants in the CPP. As a participant in the CPP, the Company would be subject to any such retroactive legislation. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Potential future losses may result in an additional valuation allowance for deferred tax assets. Recapture of the deferred tax asset balance (i.e., reversal of the valuation allowance) is subject to considerable judgment and could be adversely impacted by changes in future income tax rates.

During 2011, the Company reached a three-year cumulative pre-tax loss position. See Note 10 of Notes to Consolidated Financial Statements in this Report. Under GAAP, cumulative losses in recent years are considered significant negative evidence which is difficult to overcome in assessing the realizability of a deferred tax asset. As a result, beginning with the fourth quarter of 2011, the Company no longer considers future taxable income in determining the realizability of its deferred tax assets. At December 31, 2011, the Company had recorded a full valuation allowance of $6.1 million on its net deferred tax assets.

The Company expects to reverse the valuation allowance for deferred tax assets once it has demonstrated a sustainable return to profitability. However, the reversal of the valuation allowance is subject to considerable judgment. Additionally, even after the recovery of the deferred tax asset balance under GAAP, which would immediately benefit GAAP capital and the tangible common equity ratio, there will remain limitations on the ability to include the deferred tax assets for regulatory capital purposes. See "Deferred Tax Asset Valuation Allowance" under Part II - Item 7. "Management's Discussion and Analysis of Operating Results and Financial Condition" of this Report.

Increases in FDIC insurance premiums could adversely affect the Company's profitability.

The Dodd-Frank Act directs the FDIC to amend its regulations to re-define the method of calculation of an insured depository institution's insurance fund assessment. The Dodd-Frank Act requires the assessment base to be an amount equal to the average consolidated total assets of the insured depository institution during the assessment period, minus the sum of the average tangible equity of the insured depository institution during the assessment period and an amount the FDIC determines is necessary to establish assessments consistent with the risk-based assessment system found in the Federal Deposit Insurance Act. The FDIC has issued final rules outlining this new insurance assessment methodology, which will impact the amount of the Bank's insurance assessment. In addition, the FDIC may make additional changes to the way in which it calculates insurance premiums. We cannot predict the timing of any future changes, and if made, the effect that these changes could have on our insurance assessment.

The Company relies on secondary sources, such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet liquidity needs.

In managing the Company's consolidated balance sheet, the Company depends on secondary sources to provide sufficient liquidity to meet our commitments and business needs, and to accommodate the transaction and cash management needs of clients. Other sources of funding available to us, and upon which we rely as regular components of our liquidity risk management strategy, include federal funds lines of credit, sales of securities and loans, brokered deposits and borrowings from the Federal Home Loan Bank system. The availability of these funding sources is highly dependent upon the perception of the liquidity and creditworthiness of the financial institution, and such perception can change quickly in response to market conditions or circumstances unique to a particular company.

Any occurrence that may limit our access to these sources, such as a decline in the confidence of debt purchasers, or our depositors or counterparties, may adversely affect the Company's liquidity, financial position and results of operations.

The soundness of other financial institutions could adversely affect the Company.

The Company's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Company or by other institutions. Many of these transactions expose the Company to credit risk in the event of default of its counterparty or client. There is no assurance that any such losses would not materially and adversely affect the Company's results of operations.

Our ability to pay dividends is limited and we suspended payment of dividends during 2011. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.

Our ability to pay dividends on our common stock is limited by regulatory restrictions applicable to the Company and the Bank and the need to maintain sufficient capital. Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. The Company is organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business. The payment of a dividend is also prohibited if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, the Company is subject to certain regulatory requirements to maintain capital at or above regulatory minimums, which affect its dividend policies. The Federal Reserve has indicated that a bank holding company such as the Company should generally pay dividends only if its earnings for the current period are sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

In addition, our ability to pay dividends on our common stock is largely dependent on the ability of our banking subsidiary to pay dividends to us. The Bank also is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, the Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Under Virginia law, a bank may not declare a dividend in excess of its undivided profits or its accumulated retained earnings. Additionally, under Federal Reserve regulations, the Bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve. The Federal Reserve and the Commonwealth of Virginia have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice and have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

In the third quarter of 2011, we suspended payment of dividends on our common stock, and we currently are subject to regulatory restrictions that do not permit us or the Bank to declare or pay any dividend without the prior approval of our banking regulators. If either the Company or the Bank is unable to satisfy these regulatory requirements or obtain requisite regulatory approval, we will be unable to pay dividends on our common stock. Therefore, we may not be able to resume payments of dividends in the future.

Our preferred stock and trust preferred securities are superior to our common stock, which may limit our ability to pay dividends on our common stock in the future.

Our ability to pay dividends on our common stock is also limited by contractual restrictions under our trust preferred securities and the agreement with the U.S. Treasury in connection with the issuance of our Series A Preferred Stock under the TARP Capital Purchase Program. The trust preferred securities and preferred stock are in a superior ownership position compared to common stock. Interest must be paid on the trust preferred securities, and dividends must be paid on the preferred stock, before dividends may be paid to the common shareholders. The Company is current in its interest and dividend payments on the trust preferred securities and preferred stock; however, we have the right to defer distributions on these instruments, during which time no dividends may be paid on our common stock. If we do not have sufficient earnings in the future and begin to defer distributions on the trust preferred securities or preferred stock, we will be unable to pay dividends on our common stock until we become current on those distributions.

There is a limited trading market for the Company's common stock; it may be difficult to sell shares.

Shares of the Company's common stock are traded on the over-the-counter (OTC) market and quoted in the OTC Bulletin Board under the symbol "FXNC." The volume of trading activity in the stock is relatively limited. Even if a more active market develops, there can be no assurance that such market will continue, or that shares will be able to be sold at or above the investment price. The lack of liquidity of the investment in the common shares should be carefully considered when making an investment decision.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The following describes the location and general character of the principal offices of the Company.

The Company owns the headquarters building located at 112 West King Street, in Strasburg, Virginia. This location also serves as the Bank's Strasburg Financial Center, which primarily serves the banking needs of northern Shenandoah County customers. This three story building also houses administrative employees, including human resources and marketing. Loan and deposit operations, data processing and information technology employees are housed in the Operations Center. Financial accounting is housed in the Winchester Financial Center. Financial centers provide full service banking, including loan, deposit, trust and investment advisory services, while the bank branches primarily focus on depository and consumer lending functions. The following table provides the name, location, year opened and type of the Company's locations:

Name	Location	Year Opened	Type	Owned/Leased
Strasburg Financial Center	112 West King Street Strasburg, Virginia	1927	Financial Center	Owned
Front Royal Express	508 North Commerce Avenue Front Royal, Virginia	1985	Branch	Leased
Kernstown	3143 Valley Pike Winchester, Virginia	1994	Branch	Owned
South Woodstock	860 South Main Street Woodstock, Virginia	1995	Branch	Owned
North Woodstock	496 North Main Street Woodstock, Virginia	1999	Branch	Leased
Front Royal Financial Center	1717 Shenandoah Avenue Front Royal, Virginia	2002	Financial Center	Owned
Winchester Financial Center	1835 Valley Avenue Winchester, Virginia	2003	Financial Center	Owned
Mount Jackson Financial Center	5304 Main Street Mount Jackson, Virginia	2004	Financial Center	Owned
Sherando Financial Center	695 Fairfax Pike Stephens City, Virginia	2006	Financial Center	Owned
Winchester West Financial Center	208 Crock Wells Mill Drive Winchester, Virginia	2006	Financial Center	Owned
Operations Center	406 Borden Mowery Drive Strasburg, Virginia	2008	Operations Center	Owned

Rental expense for the leased locations totaled $40 thousand for the year ended December 31, 2011. The lease for the Front Royal Express property expired on April 30, 2009 with an automatic renewal option through April 30, 2013. The lease for the North Woodstock property expires on May 31, 2016, without a renewal option. All of the Company's properties are in good operating condition and are adequate for the Company's present and future needs.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or to which the property of the Company is subject.

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Prices and Dividends

Shares of the common stock of the Company are traded on the over-the-counter (OTC) market and quoted in the OTC Bulletin Board under the symbol "FXNC." As of March 16, 2012 the Company had 639 shareholders of record and approximately 540 additional beneficial owners of shares of common stock.

Following are the high and low prices of sales of common stock known to the Company, along with the dividends that were paid quarterly in 2010 and 2011.

Market Prices and Dividends *(per share)*

	Sales Price ($)		Dividends ($)
	High	Low	
2010:			
1st quarter	12.00	10.00	0.14
2nd quarter	17.85	11.40	0.14
3rd quarter	14.00	12.20	0.14
4th quarter	13.50	12.21	0.14
2011:			
1st quarter	12.75	9.25	0.10
2nd quarter	11.75	10.10	0.10
3rd quarter	9.75	7.60	0.00
4th quarter	7.75	4.40	0.00

Dividend Policy

In order to maintain solid capital levels in light of the current economic environment, the Company's Board of Directors determined in July 2011 to suspend cash dividends on the Company's common stock. The Company's future dividend policy is subject to the discretion of its Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity and capital requirements of both the Company and the Bank, applicable governmental regulations and policies and other factors deemed relevant by its Board of Directors.

The Company

The Company is organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, a corporation would not be able to pay its debts as they become due in the usual course of business. The payment of a dividend is also prohibited if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

The Company is subject to certain regulatory requirements to maintain capital at or above regulatory minimums, which affect its dividend policies. The Federal Reserve has indicated that a bank holding company such as the Company should generally pay dividends only if its earnings for the current period are sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

In connection with its participation in the Capital Purchase Program established by the Treasury under the EESA, the Company issued preferred stock to the Treasury on March 13, 2009. The Preferred Stock is in a superior ownership position compared to common stock. Dividends must be paid to the preferred stock holder before they can be paid to the common shareholders. If the dividends on the Preferred Stock have not been paid for an aggregate of six (6) quarterly dividend periods or more, whether or not consecutive, the Company's authorized number of directors will be automatically increased by two (2) and the holders of the Preferred Stock will have the right to elect those directors at the Company's next annual meeting or at a special meeting called for that purpose; these two directors may be elected annually and may serve until all accrued and unpaid dividends for all past dividend periods have been declared and paid in full.

In addition, contractual restrictions under our trust preferred securities provide that those instruments also are in a superior ownership position compared to common stock. Interest must be paid on the trust preferred securities before dividends may be paid to the common shareholders.

The Company is current in its interest and dividend payments on the Preferred Stock and trust preferred securities.

The Bank

The Company is a legal entity separate and distinct from its subsidiaries, and its ability to distribute cash dividends will depend primarily on the ability of the Bank to pay dividends to it. The Bank also is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, the Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Under Virginia law, a bank may not declare a dividend in excess of its undivided profits or its accumulated retained earnings. Additionally, under Federal Reserve regulations, the Bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve. The Federal Reserve and the Commonwealth of Virginia have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice and have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

In addition, we currently are subject to regulatory restrictions that do not permit us or the Bank to declare or pay any dividend without the prior approval of our banking regulators. The Bank received approval in February 2012 for a dividend declaration totaling $249 thousand from the Bank to the Company in order to pay dividends on preferred stock and interest payments on trust preferred capital notes.

Stock Repurchases

The Company did not repurchase any shares of its common stock during the fourth quarter of 2011.

Stock Performance Graph

The following graph compares the cumulative total return to the shareholders of the Company for the last five fiscal years with the total return on the S&P 500, NASDAQ-Total U.S. and the SNL Bank Index $500M-$1B, assuming an investment of $100 in shares of Common Stock on December 31, 2006, and the reinvestment of dividends.


Total Return Performance
125
100
75
50
25
0
Index Value
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
First National Corporation
NASDAQ Composite
SNL Bank $500M-$1B

			Period Ending			
Index	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**
First National Corporation	100.00	85.11	63.17	40.50	53.73	25.88
NASDAQ Composite	100.00	110.66	66.42	96.54	114.06	113.16
SNL Bank $500M-$1B	100.00	80.13	51.35	48.90	53.38	46.96

Item 6. Selected Financial Data

The following is selected financial data for the Company for the last five years. This information has been derived from audited financial information included in Item 8 of this Form 10-K.

	Years Ended December 31, (in thousands except ratios and per share amounts)				
	2011	2010	2009	2008	2007
Results of Operations					
Interest and dividend income	$ 25,648	$ 27,215	$ 27,414	$ 30,913	$ 35,501
Interest expense	5,450	6,814	9,084	12,793	17,401
Net interest income	20,198	20,401	18,330	18,120	18,100
Provision for loan losses	12,380	11,731	2,300	1,994	398
Net interest income after provision for loan losses	7,818	8,670	16,030	16,126	17,702
Noninterest income	5,799	6,082	5,577	5,951	6,072
Noninterest expense	20,743	20,561	18,703	16,014	15,286
Income (loss) before income taxes	(7,126)	(5,809)	2,904	6,063	8,488
Income tax expense (benefit)	3,835	(2,206)	755	1,840	2,741
Net (loss) income	(10,961)	(3,603)	2,149	4,223	5,747
Effective dividend and accretion on preferred stock	894	887	704	-	-
Net (loss) income available to common shareholders	$ (11,855)	$ (4,490)	$ 1,445	$ 4,223	$ 5,747
Key Performance Ratios					
Return on average assets	(1.96%)	(0.66%)	0.39%	0.78%	1.09%
Return on average equity	(22.46%)	(6.52%)	4.27%	10.65%	16.52%
Net interest margin	3.98%	4.07%	3.62%	3.63%	3.71%
Efficiency ratio(1)	69.66%	66.77%	73.10%	65.37%	62.22%
Dividend payout	(5.30%)	(36.64%)	113.09%	38.61%	26.79%
Equity to assets	6.88%	8.90%	9.92%	7.15%	6.99%
Per Common Share Data					
Net (loss) income, basic and diluted	$ (4.01)	$ (1.53)	$ 0.49	$ 1.45	$ 1.98
Cash dividends	0.20	0.56	0.56	0.56	0.53
Book value at period end	7.72	11.66	13.92	13.41	12.95
Financial Condition					
Assets	$ 539,064	$ 544,629	$ 552,674	$ 548,237	$ 541,565
Loans, net	379,503	418,994	436,129	446,327	445,380
Securities	91,665	60,420	60,129	54,791	54,117
Deposits	469,172	463,500	463,886	447,493	445,142
Shareholders' equity	37,096	48,498	54,807	39,185	37,859
Average shares outstanding, diluted	2,953	2,940	2,921	2,913	2,906
Capital Ratios					
Leverage	8.45%	10.54%	11.50%	9.10%	9.53%
Risk-based capital ratios:					
Tier 1 capital	11.24%	12.91%	13.70%	10.52%	10.89%
Total capital	12.51%	14.18%	14.96%	11.72%	11.80%

(1) The efficiency ratio is computed by dividing noninterest expense excluding the provision for other real estate owned and gains and losses on other real estate owned by the sum of net interest income on a tax equivalent basis and non-interest income excluding securities and premises and equipment gains and losses. This is a non-GAAP financial measure that the Company believes provides investors with important information regarding operational efficiency. Such information is not prepared in accordance with U.S. generally accepted accounting principles (GAAP) and should not be construed as such. Noninterest expense excluding the provision for other real estate owned and gains and losses on other real estate owned was $18,275, $17,902, $17,709, $16,014, and $15,286 for 2011, 2010, 2009, 2008 and 2007, respectively. Net interest income on a tax equivalent basis was $20,496, $20,723, $18,668, $18,442, and $18,391 for 2011, 2010, 2009, 2008 and 2007, respectively. Non-interest income excluding securities and premises and equipment gains and losses was $5,740, $6,089, $5,558, $6,055, and $5,812 for 2011, 2010, 2009, 2008 and 2007, respectively. Management believes such financial information is meaningful to the reader in understanding operating performance, but cautions that such information not be viewed as a substitute for GAAP. The Company, in referring to its net income, is referring to income under generally accepted accounting principles, or "GAAP." See "Non-GAAP Financial Measures" included in Item 7 of this Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of the financial condition and results of operations of the Company for the years ended December 31, 2011, 2010 and 2009 should be read in conjunction with the consolidated financial statements and related notes to the consolidated financial statements included in Item 8 of this Form 10-K.

Executive Overview

The Company

First National Corporation (the Company) is the bank holding company of:

- First Bank (the Bank). The Bank owns:
  - First Bank Financial Services, Inc.
  - Shen-Valley Land Holdings, LLC
- First National (VA) Statutory Trust II (Trust II)
- First National (VA) Statutory Trust III (Trust III)

First Bank Financial Services, Inc. invests in entities that provide title insurance and investment services. Shen-Valley Land Holdings, LLC was formed to hold other real estate owned and future office sites. The Trusts were formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities.

Products, Services, Customers and Locations

The Bank offers loan, deposit, trust and investment products and services through 10 offices, 30 ATMs and its website, www.therespowerinone.com, for both individuals and businesses. Customers include individuals and small to medium-sized businesses, including governmental entities and non-profit organizations in the northern Shenandoah Valley region of Virginia.

Revenue Sources and Expense Factors

The primary source of revenue is from net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense and typically represents between 75% to 80% of the Company's total revenue. Interest income is determined by the amount of interest-earning assets outstanding during the period and the interest rates earned on those assets. The Bank's interest expense is a function of the amount of interest-bearing liabilities outstanding during the period and the interest rates paid. In addition to net interest income, noninterest income is the other source of revenue for the Company. Noninterest income is derived primarily from service charges on loans and deposits and fees earned from other services. The Bank generates fee income from other services that include trust and investment advisory services and through the origination and sale of residential mortgages.

The provision for loan losses and noninterest expense are the two major expense categories. The provision is determined by factors that include net charge-offs, asset quality, economic conditions and loan growth. Changing economic conditions caused by inflation, recession, unemployment or other factors beyond the Company's control have a direct correlation with asset quality, net charge-offs and ultimately the required provision for loan losses. The largest component of noninterest expense for the year ended December 31, 2011 is salaries and employee benefits, comprising 45% of noninterest expenses, followed by occupancy and equipment expense, comprising 13% of expenses and provision for other real estate owned, comprising 7% of expenses.

Focus on Asset Quality

The Company's 2011 results reflect continued efforts to address asset quality issues. The Bank's shorter-term goal was to improve asset quality by reducing the balance of other potential problem loans, impaired loans and other real estate owned (OREO). Management worked towards this goal by strengthening weak loans where possible, increasing specific loan loss reserves on impaired loans to reflect liquidation plans where credit enhancements were not available, and by aggressive marketing and disposition of OREO. Although total non-performing assets increased to $18.2 million at year end, compared to $14.8 million at December 31, 2010, impaired loans decreased to $25.9 million from $43.9 million, and other potential problem loans decreased to $40.0 million from $73.3 million for the same periods, respectively.

During 2011, the Bank enhanced credit risk management practices, appraisal policies and procedures for collateral, improved underwriting and risk grading tools, and more effective management from consolidated credit administration and loan operations functions. These enhancements were initiated to achieve the Bank's longer-term goal of improving credit risk management.

Financial Performance

For the year ended December 31, 2011, net loss totaled $11.0 million compared to net loss of $3.6 million in 2010. After the effective dividend on preferred stock, net loss available to common shareholders was $11.9 million, or $4.01 per basic and diluted share compared to net loss available to common shareholders of $4.5 million, or $1.53 per basic and diluted share, for the same period in 2010. The increase in the net loss for 2011 compared to 2010 was primarily a result of a non-cash charge to income tax expense totaling $6.4 million to establish a valuation allowance on net deferred tax assets. In addition, 2011 results reflect a $12.4 million provision for loan losses and $2.5 million of other real estate owned (OREO) valuation adjustments and losses on OREO dispositions. Return on assets and return on equity were -1.96% and -22.46%, respectively, for 2011 compared to -0.66% and -6.52% for 2010.

Net interest income totaled $20.2 million for the year ended December 31, 2011, compared to $20.4 million for the same period in 2010. The net interest margin was 3.98% for 2011 compared to 4.07% for 2010.

The provision for loan losses totaled $12.4 million in 2011 compared to $11.7 million in 2010. The higher level of provision for loan losses for 2011 was reflective of management's continued efforts to address asset quality issues. The allowance for loan losses decreased to $12.9 million or 3.30% of gross loans at December 31, 2011, from $16.0 million or 3.69% of gross loans at December 31, 2010. The decrease was attributable to net charge-offs totaling $15.5 million for the year ended December 31, 2011. Management regularly evaluates the loan portfolio, economic conditions and other factors to determine an appropriate allowance for loan losses. Based on the most recent evaluation, management believes that the allowance for loan losses was appropriate to provide prudent coverage of the risks in the loan portfolio at December 31, 2011.

Noninterest income totaled $5.8 million for 2011 compared to $6.1 million for 2010. Decreases in overdraft fee income and gains on sales of loans were partially offset by increases in trust and investment advisory income and ATM and check card fee income. Noninterest expense was $182 thousand, or 1% higher, for the year ended December 31, 2011, compared to the same period in 2010. The provision for OREO totaled $1.6 million for the year ended December 31, 2011, compared to $2.6 million for the same period in 2010. Net losses on sale of OREO totaled $910 thousand for the year ended December 31, 2011, compared to $19 thousand for the same period in 2010.

In March 2012, the Company made an adjustment to income tax expense as a result of a change in its calculation of the deferred tax asset valuation allowance. This adjustment resulted in additional income tax expense of $317 thousand for the year ended December 31, 2011 than was previously reported on the Company's Current Report on Form 8-K filed on February 20, 2012. Net loss to common shareholders for the year ended December 31, 2011 totaled $11.9 million, or $4.01 per basic and diluted share, as compared to $11.5 million, or $3.91 per basic and diluted share, as previously reported.

Management Outlook

The Company does not expect a significant change in noninterest expense (excluding the provision for OREO) for 2012, when compared to 2011 results. Net interest income is expected to decrease slightly from downward pressure on the net interest margin. Although total average earning asset balances are expected to remain relatively stable during 2012, a change in the earning asset mix that occurred throughout 2011 should result in a lower net interest margin for 2012. The Company is anticipating economic conditions to remain stable in the local market, which should result in stable loan and deposit balances.

Noninterest income is not expected to change significantly for 2012, when compared to 2011 results.

Management believes that the allowance for loan losses provides prudent coverage of the risks in the loan portfolio, and the carrying value of other real estate owned reflects current market conditions and the Bank's disposition plans. However, we expect that additional provisions for loan losses may be necessary in the future, the amount of which will be influenced by changes in the Bank's loan customers' ability to pay which is affected by real estate values, economic conditions, and other factors. In addition, the amount of the provision for other real estate owned and gains or losses that may occur from the sale of other real estate owned may be impacted by changes in real estate values.

Non-GAAP Financial Measures

This report refers to the efficiency ratio, which is computed by dividing noninterest expense by the sum of net interest income on a tax-equivalent basis and noninterest income excluding securities gains and losses. This is a non-GAAP financial measure that the Company believes provides investors with important information regarding operational efficiency. Such information is not prepared in accordance with U.S. generally accepted accounting principles (GAAP) and should not be construed as such. Management believes, however, such financial information is meaningful to the reader in understanding operating performance, but cautions that such information not be viewed as a substitute for GAAP. The Company, in referring to its net income, is referring to income under GAAP. The components of the efficiency ratio calculation are summarized in the table below.

	Efficiency Ratio (in thousands)	
	2011	2010
Noninterest expense	$ 20,743	$ 20,561
Less: provision for other real estate owned	1,558	2,640
Less: net losses on sale of other real estate owned	910	19
	$ 18,275	$ 17,902
Tax-equivalent net interest income	$ 20,496	$ 20,723
Noninterest income	5,799	6,082
Less: securities gains (losses)	59	(7)
	$ 26,236	$ 26,812
Efficiency ratio	69.66%	66.77%

This report also refers to net interest margin, which is calculated by dividing tax equivalent net interest income by total average earning assets. Because a portion of interest income earned by the Company is nontaxable, the tax equivalent net interest income is considered in the calculation of this ratio. Tax equivalent net interest income is calculated by adding the tax benefit realized from interest income that is nontaxable to total interest income then subtracting total interest expense. The tax rate utilized in calculating the tax benefit for each of 2011 and 2010 is 34%. The reconciliation of tax equivalent net interest income, which is not a measurement under GAAP, to net interest income, is reflected in the table below.

	Reconciliation of Net Interest Income to Tax-Equivalent Net Interest Income (in thousands)	
	2011	2010
GAAP measures:		
Interest income - loans	$ 22,907	$ 24,874
Interest income - investments and other	2,741	2,341
Interest expense - deposits	4,843	5,903
Interest expense - other borrowings	221	460
Interest expense - other	386	451
Total net interest income	$ 20,198	$ 20,401
Non-GAAP measures:		
Tax benefit realized on non-taxable interest income - loans	$ 49	$ 47
Tax benefit realized on non-taxable interest income - municipal securities	249	275
Total tax benefit realized on non-taxable interest income	$ 298	$ 322
Total tax-equivalent net interest income	$ 20,496	$ 20,723

Critical Accounting Policies

General

The Company's consolidated financial statements and related notes are prepared in accordance with GAAP. The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Bank uses historical loss factors as one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors used. In addition, GAAP itself may change from one previously acceptable method to another. Although the economics of transactions would be the same, the timing of events that would impact transactions could change. For further information about the Bank's loans and the allowance for loan losses, see Notes 3 and 4 to the consolidated financial statements, included in Item 8 of this Form 10-K.

Presented below is a discussion of those accounting policies that management believes are the most important ("Critical Accounting Policies") to the portrayal and understanding of the Bank's financial condition and results of operations. The Critical Accounting Policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management determines that the loan balance may be uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific allowance is used to individually allocate an allowance for impaired loans. For impaired loans, an allowance is established when the discounted cash flows, net collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value (net of selling costs), and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either: (1) the present value of expected future cash flows discounted at the loan's effective interest rate, (2) the loan's obtainable market price or (3) the fair value of the collateral, net of selling costs, if the loan repayment is collateral dependent. The Company does not separately identify individual consumer and residential loans for impairment disclosures.

The general component covers loans that are not considered impaired and is based on historical loss experience adjusted for qualitative factors. These loans are segregated by loan type and allowance factors are assigned by management based on delinquencies, loss history, national and local economic trends, effects of the changes in the value of underlying collateral, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, concentrations of credit, quality of the loan review system and the effect of external factors such as competition and regulatory requirements. The factors assigned differ by loan type. The general allowance recognizes potential losses whose impact on the portfolio has yet to be recognized by a specific allowance. Allowance factors and the overall size of the allowance may change from period to period based on management's assessment of the above described factors and the relative weights given to each factor. For further information regarding the allowance for loan losses see Notes 1 and 4 to the Consolidated Financial Statements.

Other Real Estate Owned (OREO)

Other real estate owned, consisting of properties obtained through a foreclosure proceeding or through an in-substance foreclosure in satisfaction of loans, is reported at the lower of cost or fair value less costs to sell, determined on the basis of current appraisals, comparable sales, and other estimates of fair value obtained principally from independent sources, adjusted for estimated selling costs. Management also considers other factors or recent developments, such as changes in absorption rates or market conditions from the time of valuation and anticipated sales values considering management's plans for disposition, which could result in adjustments to the collateral value estimates indicated in the appraisals. Significant judgments and complex estimates are required in estimating the fair value of other real estate, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility. In response to market conditions and other economic factors, management may utilize liquidation sales as part of its distressed asset disposition strategy. As a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales, and other estimates used to determine the fair value of other real estate. Management reviews the value of other real estate each quarter and adjusts the values as appropriate.

Deferred Tax Asset Valuation Allowance

A valuation allowance is required for deferred tax assets (DTA) if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset. In making this assessment, all sources of taxable income available to realize the deferred tax asset are considered, including taxable income in prior carry-back years, future reversals of existing temporary differences, tax planning strategies, and future taxable income exclusive of reversing temporary differences and carry-forwards. The predictability that future taxable income, exclusive of reversing temporary differences, will occur is the most subjective of these four sources. The presence of cumulative losses in recent years is considered significant negative evidence, making it difficult for a company to rely on future taxable income, exclusive of reversing temporary differences and carry-forwards, as a reliable source of taxable income to realize a deferred tax asset. Judgment is a critical element in making this assessment. Changes in the valuation allowance that result from favorable changes in those circumstances that cause a change in judgment about the realization of deferred tax assets in future years are recorded through income tax expense.

In assessing the need for a valuation allowance, the Company considered all available evidence about the realization of DTAs, both positive and negative, that could be objectively verified. The Company's positive evidence considered in support of its use of forecasted future earnings as a source of realizing DTAs was insufficient to overcome the negative evidence associated with its pre-tax cumulative loss position. The total valuation allowance on deferred income tax assets was $6.1 million at December 31, 2011.

Reversal of the DTA valuation allowance balance is subject to considerable judgment. However, the Company expects to reverse the DTA valuation allowance once it has demonstrated a sustainable return to profitability and experienced consecutive profitable quarters coupled with a forecast of sufficient continuing profitability. This reversal could occur as a single event or over a period of time depending upon the level of forecasted taxable income, the degree of probability related to realizing the forecasted taxable income, and the estimated risk related to credit quality. In that event, there will remain limitations on the ability to include the deferred tax assets for regulatory capital purposes. Pursuant to regulatory requirements, as taxes paid in carryback periods are exhausted, financial institutions must deduct from Tier I capital the greater of (1) the amount by which net deferred tax assets exceed what they would expect to realize within one year or (2) the amount by which the net deferred tax assets exceeds 10% of Tier I capital.

Lending Policies

General

In an effort to manage risk, the Bank's loan policy gives loan amount approval limits to individual loan officers based on their position within the Bank and level of experience. The Management Loan Committee can approve new loans up to their authority. The Board Loan Committee approves all loans which exceed the authority of the Management Loan Committee. The full Board of Directors must approve loans which exceed the authority of the Board Loan Committee, up to the Bank's legal lending limit. The Board Loan Committee currently consists of five non-management directors. The Board Loan Committee approves the Bank's Loan Policy and reviews the loan watch list, concentrations of credit and other risk management reports. The Board Loan Committee meets on a monthly basis and the Chairman of the Committee then reports to the Board of Directors.

Residential loan originations are primarily generated by Bank loan officer solicitations, referrals by real estate professionals and customers. Commercial real estate loan originations are obtained through direct solicitation and additional business from existing customers. All completed loan applications are reviewed by the Bank's loan officers. As part of the application process, information is obtained concerning the income, financial condition, employment and credit history of the applicant. Loan quality is analyzed based on the Bank's experience and credit underwriting guidelines as well as the guidelines issued by the purchasers of loans, depending on the type of loan involved. Real estate collateral is appraised by independent appraisers who have been pre-approved by the Board Loan Committee.

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities which are disclosed but not reflected in its financial statements, including commitments to extend credit. At December 31, 2011, commitments to extend credit, stand-by letters of credit and rate lock commitments totaled $62.7 million.

Commercial Business Lending

Commercial business loans generally have a higher degree of risk than loans secured by real estate, but typically have higher yields. Commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much reliability as residential real estate. To manage these risks, the Bank generally obtains appropriate collateral and personal guarantees from the borrower's principal owners and monitors the financial condition of its business borrowers.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate typically in the Bank's market area, including multi-family residential buildings, commercial buildings and offices, hotels, small shopping centers, farms and churches. Commercial real estate loan originations are obtained through direct solicitation of developers and additional business from existing customers. In its underwriting of commercial real estate, the Bank may lend, under federal regulation, up to 85% of the secured property's appraised value, although the Bank's loan to original appraised value ratio on such properties is typically 80% or less. The valuation of commercial real estate collateral is provided by independent appraisers who have been approved by the Board Loan Committee. Commercial real estate lending entails significant additional risk, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy, in general. The Bank's commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness, prior credit history and reputation. The Bank typically requires personal guarantees of the borrowers' principal owners and considers the valuation of the real estate collateral.

Construction and Land Development Lending

The Bank makes local construction loans, including residential and land acquisition and development loans. These loans are secured by the property under construction and the underlying land for which the loan was obtained. The majority of these loans has an average life of approximately one year and re-price monthly as key rates change. Construction lending entails significant additional risks, compared with residential mortgage lending. Construction loans sometimes involve larger loan balances concentrated with single borrowers or groups of related borrowers. Another risk involved in construction lending is the fact that loan funds are advanced upon the security of the land or property under construction, which value is estimated based on the completion of construction. Thus, there is risk associated with failure to complete construction and potential cost overruns. To mitigate the risks associated with construction lending, the Bank generally limits loan amounts to 80% of appraised value, in addition to analyzing the creditworthiness of its borrowers. The Bank typically obtains a first lien on the property as security for its construction loans, typically requires personal guarantees from the borrower's principal owners, and monitors the progress of the construction project during the draw period.

Residential Real Estate Lending

Residential lending activity may be generated by Bank loan officer solicitations, referrals by real estate professionals and existing or new bank customers. Loan applications are taken by a Bank loan officer. As part of the application process, information is gathered concerning income, employment and credit history of the applicant. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In addition to the Bank's underwriting standards, loan quality may be analyzed based on guidelines issued by a secondary market investor. The valuation of residential collateral is generally provided by independent fee appraisers who have been approved by the Board Loan Committee. In addition to originating fixed rate mortgage loans with the intent to sell to correspondent lenders or broker to wholesale lenders, the Bank originates balloon and other mortgage loans for the portfolio. Depending on the financial goals of the Company, the Bank occasionally originates and retains these loans.

Consumer Lending

The Bank offers various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, deposit account loans and installment and demand loans. Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on a proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the collateral in relation to the proposed loan amount.

Results of Operations

General

Net interest income represents the primary source of earnings for the Company. Net interest income equals the amount by which interest income on interest-earning assets, predominantly loans and securities, exceeds interest expense on interest-bearing liabilities, including deposits, other borrowings and trust preferred securities. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, are the components that impact the level of net interest income. The net interest margin is calculated by dividing tax-equivalent net interest income by average earning assets. The provision for loan losses, noninterest income and noninterest expense are the other components that determine net income. Noninterest income and expense primarily consists of income from service charges on deposit accounts; fees charged for other customer services, including trust and investment advisory services; gains and losses from the sale of assets, including loans held for sale, securities and premises and equipment; general and administrative expenses; other real estate owned expenses and income tax expense.

For the year ended December 31, 2011, net loss totaled $11.0 million. After the effective dividend and accretion on preferred stock, net loss available to common shareholders was $11.9 million, or $4.01 per basic and diluted share compared to net loss of $4.5 million, or $1.53 per basic and diluted share, for the same period in 2010. The increase in the net loss for 2011 compared to 2010 was primarily a result of a non-cash charge to income tax expense totaling $6.4 million to establish a valuation allowance on net deferred tax assets. In addition, 2011 results reflect a $12.4 million provision for loan losses and $2.5 million of other real estate owned (OREO) valuation adjustments and losses on OREO dispositions. Return on assets and return on equity were -1.96% and -22.46%, respectively, for 2011 compared to -0.66% and -6.52% for 2010.

Net Interest Income

Net interest income decreased slightly to $20.2 million for the year ended December 31, 2011, compared to $20.4 million for the same period in 2010. The net interest margin decreased 9 basis points to 3.98% from 4.07% and average interest-earning assets were $5.3 million higher when comparing the periods. The decline in the margin resulted from a change in the earning asset mix and higher levels of non-accrual loans. Loan balances were lower and cash, due from banks, federal funds sold and securities balances were higher during 2011 when compared to 2010. In 2010, net interest income totaled $20.4 million, an 11% increase compared to $18.3 million for the same period in 2009.

The net interest margin was 3.98% in 2011, 4.07% in 2010 and 3.62% in 2009. Interest income as a percent of average earning assets was 5.04% in 2011, 5.41% in 2010 and 5.38% in 2009. Interest expense as a percent of average interest-bearing assets was 1.06% in 2011, 1.34% in 2010 and 1.76% in 2009. The interest rate spread was 3.72% in 2011, 3.73% in 2010 and 3.21% in 2009.

Net interest income is expected to decrease slightly in 2012 from downward pressure on the net interest margin. Although total average earning asset balances are expected to remain relatively stable during 2012, a change in the earning asset mix that occurred throughout 2011 should result in a lower net interest margin for 2012. The Company is anticipating economic conditions to remain stable in the local market, which should result in stable loan and deposit balances.

The following table provides information on average interest-earning assets and interest-bearing liabilities for the years ended December 31, 2011, 2010 and 2009, as well as amounts and rates of tax equivalent interest earned and interest paid. The volume and rate analysis table analyzes the changes in net interest income for the periods broken down by their rate and volume components.

Average Balances, Income and Expense, Yields and Rates

(dollars in thousands)

Years Ending December 31,

	2011			2010			2009		
Assets	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Interest-bearing deposits in other banks	$ 8,567	$ 18	0.21%	$ 6,273	$ 15	0.24%	$ 2,037	$ 1	0.02%
Securities:									
Taxable	64,992	2,156	3.32%	42,678	1,722	4.04%	45,894	2,095	4.39%
Tax-exempt (1)	12,306	732	5.95%	13,681	819	5.99%	14,125	873	6.18%
Restricted	2,956	66	2.24%	3,338	58	1.72%	2,862	46	1.61%
Total securities	80,254	2,954	3.68%	59,697	2,599	4.35%	62,881	3,014	4.79%
Loans: (2)									
Taxable	415,677	22,812	5.49%	439,942	24,785	5.63%	446,643	24,611	5.51%
Tax-exempt (1)	2,248	144	6.38%	2,145	136	6.34%	2,004	121	6.02%
Total loans	417,925	22,956	5.49%	442,087	24,921	5.64%	448,647	24,732	5.51%
Federal funds sold	7,942	18	0.23%	1,167	2	0.19%	2,582	5	0.17%
Total earning assets	514,688	25,946	5.04%	509,224	27,537	5.41%	516,147	27,752	5.38%
Less: allowance for loan losses	(15,339)			(7,836)			(6,621)		
Total nonearning assets	44,989			43,752			40,072		
Total assets	$ 544,338			$ 545,140			$ 549,598		
Liabilities and Shareholders' Equity									
Interest-bearing deposits:									
Checking	$ 74,692	$ 517	0.69%	$ 44,641	$ 231	0.52%	$ 38,206	$ 190	0.50%
Money market accounts	27,081	119	0.44%	33,788	274	0.81%	23,690	255	1.08%
Savings accounts	87,857	498	0.57%	81,394	478	0.59%	77,854	539	0.69%
Certificates of deposit:									
Less than $100,000	86,671	1,778	2.05%	96,251	2,488	2.59%	104,464	3,391	3.25%
Greater than $100,000	88,896	1,696	1.91%	82,625	2,091	2.53%	78,280	2,509	3.21%
Brokered deposits	22,651	235	1.04%	36,294	341	0.94%	58,995	869	1.47%
Total interest-bearing deposits	387,848	4,843	1.25%	374,993	5,903	1.57%	381,489	7,753	2.03%
Federal funds purchased	16	-	0.61%	1,715	12	0.73%	3,692	37	1.01%
Trust preferred capital notes	9,279	386	4.16%	9,279	439	4.73%	9,279	470	5.07%
Other borrowings	14,848	221	1.49%	19,478	460	2.36%	24,683	824	3.34%
Total interest-bearing liabilities	411,991	5,450	1.32%	405,465	6,814	1.68%	419,143	9,084	2.17%
Noninterest-bearing liabilities									
Demand deposits	81,786			80,696			75,570		
Other liabilities	3,145			3,737			4,574		
Total liabilities	496,922			489,898			499,287		
Shareholders' equity	47,416			55,242			50,311		
Total liabilities and shareholders' equity	$ 544,338			$ 545,140			$ 549,598		
Net interest income		$ 20,496			$ 20,723			$ 18,668	
Interest rate spread			3.72%			3.73%			3.21%
Interest expense as a percent of average earning assets			1.06%			1.34%			1.76%
Net interest margin			3.98%			4.07%			3.62%

(1) Income and yields are reported on a taxable-equivalent basis assuming a federal tax rate of 34%. The tax-equivalent adjustment was $298 thousand, $322 thousand and $338 thousand for 2011, 2010 and 2009, respectively.

(2) Loans placed on a non-accrual status are reflected in the balances.

Volume and Rate
(in thousands)
Years Ending December 31,

	2011			2010		
	Volume Effect	Rate Effect	Change in Income/ Expense	Volume Effect	Rate Effect	Change in Income/ Expense
Interest-bearing deposits in other banks	$ 4	$ (1)	$ 3	$ 2	$ 12	$ 14
Loans	(1,360)	(613)	(1,973)	(383)	557	174
Loans, tax-exempt	7	1	8	9	6	15
Securities	658	(224)	434	(175)	(198)	(373)
Securities, tax-exempt	(81)	(6)	(87)	(27)	(27)	(54)
Securities, restricted	(5)	13	8	9	3	12
Federal funds sold	15	1	16	(3)	-	(3)
Total earning assets	$ (762)	$ (829)	$ (1,591)	$ (568)	$ 353	$ (215)
Checking	$ 192	$ 94	$ 286	$ 33	$ 8	$ 41
Money market accounts	(47)	(108)	(155)	44	(25)	19
Savings accounts	35	(15)	20	28	(89)	(61)
Certificates of deposits:						
Less than $100,000	(229)	(481)	(710)	(252)	(651)	(903)
Greater than $100,000	178	(573)	(395)	148	(566)	(418)
Brokered deposits	(147)	41	(106)	(272)	(256)	(528)
Federal funds purchased	(10)	(2)	(12)	(16)	(9)	(25)
Trust preferred capital notes	-	(53)	(53)	-	(31)	(31)
Other borrowings	(94)	(145)	(239)	(152)	(212)	(364)
Total interest-bearing liabilities	$ (122)	$ (1,242)	$ (1,364)	$ (439)	$ (1,831)	$ (2,270)
Change in net interest income	$ (640)	$ 413	$ (227)	$ (129)	$ 2,184	$ 2,055

Provision for Loan Losses

The provision for loan losses represents management's analysis of the existing loan portfolio and related credit risks. The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in the loan portfolio. The provision for loan losses totaled $12.4 million in 2011 compared to $11.7 million in 2010. The higher provision for loan losses was primarily attributable to higher levels of specific reserves on impaired loans and increased historical loss experience. Net charge-offs were $15.5 million for the year ended December 31, 2011, compared to $2.8 million for the same period in 2010. For the year ended December 31, 2010, the provision for loan losses totaled $11.7 million compared to $2.3 million for the year ended December 31, 2009. The increase in the provision for loan losses during 2010 was a result of higher specific reserves on impaired loans.

Management regularly evaluates the loan portfolio, economic conditions and other factors to determine an appropriate allowance for loan losses. Management believes that the allowance for loan losses currently provides prudent coverage of the risks in the loan portfolio. However, the amount of provision for loan losses may be influenced by collateral values, economic conditions, and net charge-offs, among other factors. For additional information, see "Asset Quality".

Noninterest Income

Noninterest income decreased 5% to $5.8 million for the year ended December 31, 2011 from $6.1 million for the same period in 2010. Service charges on deposit accounts decreased 15% to $2.2 million for 2011, compared to $2.6 million for 2010. This was attributable to a decrease in overdraft fee income in 2011. This decrease was partially offset by increases in ATM and check card fees and trust and investment advisory fees. ATM and check card fees increased 7% to $1.5 million for 2011, compared to $1.4 million for 2010. Fee income from trust and investment advisory services increased 13% to $1.4 million for 2011, compared to $1.2 million for 2010. This increase was attributable to more fees generated from higher average assets under management during 2011 when compared to 2010. In 2010, noninterest income increased 9% to $6.1 million from $5.6 million in 2009.

Noninterest income is not expected to change significantly during 2012, when compared to 2011 results.

Noninterest Expense

Noninterest expense increased 1% to $20.7 million for the year ended December 31, 2011, compared to $20.6 million for the same period in 2010. The provision for other real estate owned totaled $1.6 million for the year ended December 31, 2011 compared to $2.6 million in 2010. Net losses on sale of other real estate owned totaled $910 thousand for the year ended December 31, 2011, compared to $19 thousand for the same period in 2010. In 2010, noninterest expense increased 10% over 2009, primarily as a result of higher provision for other real estate owned.

The Company does not expect a significant change in noninterest expense, excluding provision for other real estate owned and gains or losses on sale of other real estate owned, during 2012. Management believes that the carrying value of other real estate owned reflects current market conditions and the Bank's disposition plans; however, the amount of provision for other real estate owned will be influenced by changes in real estate values and economic conditions, among other factors. In addition, gains or losses that may occur from the sale of other real estate owned will be impacted by changes in real estate values.

Income Taxes

The Company's income tax provision differed from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2011 and 2010. The difference was a result of net permanent tax deductions, primarily comprised of tax-exempt interest income and from the establishment of a full valuation allowance on the Company's net deferred tax asset during the fourth quarter of 2011. The realization of deferred tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax asset will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Management's assessment is primarily dependent on historical taxable income and projections of future taxable income, which are directly related to the Company's core earnings capacity and its prospects to generate core earnings in the future. Projections of core earnings and taxable income are inherently subject to uncertainty and estimates that may change given an uncertain economic outlook, banking industry conditions and other factors. At December 31, 2011, management conducted such an analysis and determined that an establishment of a full valuation allowance of $6.1 million was prudent given its recent three year operating losses. For a more detailed discussion of the Company's tax calculation, see Note 10 to the consolidated financial statements, included in Item 8 of this Form 10-K.

Financial Condition

General

Total assets were $539.1 million at December 31, 2011 compared to $544.6 million at December 31, 2010. The Company's trust and investment advisory group had assets under management of $217.2 million at December 31, 2011 compared to $205.5 million at December 31, 2010. Assets managed by the trust and investment advisory group are not held on the Company's balance sheet.

The Company is anticipating economic conditions to remain stable in the local market, which should result in stable loan and deposit balances during 2012.

Loans

The Bank is an active lender with a loan portfolio that includes commercial and residential real estate loans, commercial loans, consumer loans, construction and land development loans and home equity loans. The Bank's lending activity is concentrated on individuals, small and medium-sized businesses and local governmental entities primarily in its market area. As a provider of community-oriented financial services, the Bank does not attempt to geographically diversify its loan portfolio by undertaking significant lending activity outside its market area. The Bank's loan portfolio is summarized in the table below for the periods indicated.

Loan Portfolio
(in thousands)
At December 31,

	2011		2010		2009		2008		2007	
Commercial, financial, and agricultural	$ 29,446	7.50%	$ 39,796	9.15%	$ 52,276	11.79%	$ 56,354	12.47%	$ 55,172	12.27%
Real estate - construction	48,363	12.32%	52,591	12.09%	55,057	12.42%	63,744	14.10%	73,478	16.34%
Real estate - mortgage:										
Residential (1-4 family)	122,339	31.17%	121,506	27.93%	118,675	26.77%	116,821	25.85%	106,378	23.66%
Secured by farmland	6,161	1.57%	6,207	1.43%	1,281	0.29%	1,702	0.38%	1,789	0.40%
Other real estate loans	174,980	44.59%	201,164	46.24%	200,001	45.12%	196,163	43.40%	192,616	42.84%
Consumer	10,085	2.57%	12,879	2.96%	13,776	3.11%	16,202	3.58%	18,778	4.18%
All other loans	1,066	0.27%	887	0.20%	2,169	0.49%	991	0.22%	1,376	0.31%
Total loans	$ 392,440	100%	$ 435,030	100%	$ 443,235	100%	$ 451,977	100%	$ 449,587	100%
Less: allowance for loan losses	12,937		16,036		7,106		5,650		4,207	
Loans, net of allowance for loan losses	$ 379,503		$ 418,994		$ 436,129		$ 446,327		$ 445,380	

There was no category of loans that exceeded 10% of outstanding loans at December 31, 2011 that were not disclosed in the above table. The following table sets forth the maturities of the loan portfolio at December 31, 2011:

Remaining Maturities of Selected Loans
(in thousands)
At December 31, 2011

	Less than One Year	One to Five Years	Greater than Five Years	Total
Commercial, financial, and agricultural	$ 14,602	$ 13,728	$ 1,116	$ 29,446
Real estate construction and land development	30,680	15,963	1,720	48,363
Real estate - mortgage:				
Residential (1-4 family)	14,969	78,266	29,104	122,339
Secured by farmland	5,351	728	82	6,161
Other real estate loans	38,081	134,538	2,361	174,980
Consumer	1,060	9,025	-	10,085
All other loans	280	786	-	1,066
Total loans	$ 105,023	$ 253,034	$ 34,383	$ 392,440

For maturities over one year:	
Fixed rates	$ 237,934
Variable rates	49,483
	$ 287,417

Asset Quality

Management classifies as non-performing assets non-accrual loans and other real estate owned (OREO). OREO represents real property taken by the Bank either through foreclosure or through a deed in lieu thereof from the borrower. OREO is recorded at the lower of cost or market, less estimated selling costs, and is primarily marketed by the Bank through brokerage channels. The Bank's other real estate owned, net of valuation allowance, totaled $6.4 million at December 31, 2011 and $4.0 million at December 31, 2010.

Non-performing assets were $18.2 million and $14.8 million at December 31, 2011 and 2010, representing 3.38% and 2.71% of total assets, respectively. Non-performing assets included $11.8 million in non-accrual loans and $6.4 million in OREO at December 31, 2011.

The levels of non-performing assets in 2011 and 2010 were primarily attributable to weaker local economic conditions that negatively impacted the ability of certain borrowers to service debt. Borrowers that have not been able to meet their debt requirements are primarily business customers involved in hotel and mini-storage operations, commercial and residential rental real estate and residential real estate development. At December 31, 2011, 57% of non-performing assets related to commercial real estate loans, 22% to residential real estate loans and 21% to residential development loans. Non-performing assets could increase due to other potential problem loans identified by management. Other potential problem loans are defined as performing loans that possess certain risks, including the borrower's ability to pay and the collateral value securing the loan, that management has identified that may result in the loans not being repaid in accordance with their terms. Other potential problem loans totaled $40.0 million at December 31, 2011, a 45% decline from $73.3 million at December 31, 2010. The amount of other potential problem loans in future periods will be dependent on economic conditions.

The allowance for loan losses represents management's analysis of the existing loan portfolio and related credit risks. The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in the loan portfolio. The allowance for loan losses totaled $12.9 million at December 31, 2011 and $16.0 million at December 31, 2010, representing 3.30% and 3.69% of total loans, respectively.

Impaired loans totaled $25.9 million at December 31, 2011, a 41% decline from $43.9 million at December 31, 2010. The related allowance for loan losses provided for these loans totaled $2.4 million and $8.6 million at December 31, 2011 and 2010. The average recorded investment in impaired loans during 2011 and 2010 was $38.2 million and $22.3 million, respectively. Included in the impaired loans total are loans classified as troubled debt restructurings (TDRs) totaling $11.4 million and $14.4 million at December 31, 2011 and 2010, respectively. These loans represent situations in which a modification to the contractual interest rate or repayment structure has been granted to address a financial hardship. As of December 31, 2011, $4.8 million of these TDRs were performing under the restructured terms and were not considered non-performing assets.

Non-accrual loans excluded from impaired loan disclosure amounted to $103 thousand, $2 thousand and $196 thousand at December 31, 2011, 2010 and 2009, respectively. If interest on these loans had been accrued, such income would have approximated $4 thousand and $6 thousand for 2011 and 2009, respectively. For 2010, there was no interest that would have been accrued on these loans. Loan payments received on non-accrual loans are applied to principal. When a loan is placed on non-accrual status there are several negative implications. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses that necessitate additional provisions for credit losses charged against earnings. These loans were included in the non-performing loan totals listed below.

Management believes, based upon its review and analysis, that the Bank has appropriate reserves for potential losses inherent within the loan portfolio. For each period presented, the provision for loan losses charged to expense was based on management's judgment after taking into consideration all factors connected with the collectability of the existing portfolio. Management considers loss experience over a three-year period, economic conditions, asset quality, collateral values and other relevant factors when evaluating the loan portfolio. If economic conditions in our market area do not improve, we could experience further losses within the loan portfolio that would necessitate additional provisions for loan losses. In addition, there can be no assurance that additional provisions for loan losses will not be required as a result of changes in the economic assumptions underlying management's estimates and judgments or changes in the circumstances of particular borrowers. For further discussion regarding the allowance for loan losses, see "Critical Accounting Policies" above. The following table shows a detail of loans charged-off, recovered and the changes in the allowance for loan losses.

Allowance for Loan Losses
(in thousands)
At December 31,

	2011	2010	2009	2008	2007
Balance, beginning of period	$ 16,036	$ 7,106	$ 5,650	$ 4,207	$ 3,978
Loans charged-off:					
Commercial, financial and agricultural	348	387	128	198	44
Real estate-construction and land development	2,983	1,225	333	111	-
Real estate-mortgage					
Residential (1-4 family)	4,639	132	351	149	-
Non-farm, non-residential	7,551	978	12	-	-
Secured by farmland	-	-	-	-	-
Consumer	268	340	318	346	338
All other loans	-	-	-	-	-
Total loans charged off	$ 15,789	$ 3,062	$ 1,142	$ 804	$ 382
Recoveries:					
Commercial, financial and agricultural	$ 3	$ 1	$ -	$ -	$ -
Real estate-construction and land development	50	-	-	-	-
Real estate-mortgage					
Residential (1-4 family)	6	8	-	-	-
Non-farm, non-residential	-	-	-	-	-
Secured by farmland	-	-	-	-	-
Consumer	251	252	298	253	213
All other loans	-	-	-	-	-
Total recoveries	$ 310	$ 261	$ 298	$ 253	$ 213
Net charge-offs	$ 15,479	$ 2,801	$ 844	$ 551	$ 169
Provision for loan losses	12,380	11,731	2,300	1,994	398
Balance, end of period	$ 12,937	$ 16,036	$ 7,106	$ 5,650	$ 4,207

The following table shows the balance and percentage of the Bank's allowance for loan losses allocated to each major category of loans.

Allocation of Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2011		2010		2009		2008		2007	
Commercial, financial and agricultural	$ 963	0.25%	$ 858	0.20%	$ 1,167	0.26%	$ 964	0.21%	$ 743	0.16%
Real estate-construction and land development	2,843	0.72%	4,050	0.93%	878	0.20%	719	0.16%	568	0.13%
Real estate-mortgage	8,958	2.28%	10,868	2.50%	4,848	1.09%	3,665	0.81%	2,524	0.56%
Consumer	157	0.04%	248	0.06%	186	0.04%	286	0.06%	349	0.08%
All other	15	0.01%	12	0.00%	27	0.01%	16	0.01%	23	0.01%
	$ 12,937	3.30%	$ 16,036	3.69%	$ 7,106	1.60%	$ 5,650	1.25%	$ 4,207	0.94%

The following table provides information on the Bank's non-performing assets at the dates indicated.

Non-performing Assets
(dollars in thousands)
At December 31,

	2011	2010	2009	2008	2007
Non-accrual loans	$ 11,841	$ 10,817	$ 8,273	$ 10,058	$ 382
Foreclosed property	6,374	3,961	6,261	4,300	377
Total non-performing assets	$ 18,215	$ 14,778	$ 14,534	$ 14,358	$ 759
Loans past due 90 days accruing interest	459	598	237	1,824	1,507
Total non-performing assets and past due loans	$ 18,674	$ 15,376	$ 14,771	$ 16,182	$ 2,266
Allowance for loan losses to period end loans	3.30%	3.69%	1.60%	1.25%	0.94%
Non-performing assets to period end loans	4.64%	3.40%	3.28%	3.18%	0.17%
Net charge-offs to average loans	3.70%	0.63%	0.19%	0.12%	0.04%

Securities

Securities at December 31, 2011 were $91.7 million, an increase of $31.3 million or 52%, from $60.4 million at the end of 2010. Investment securities are comprised of U.S. agency and mortgage-backed securities, obligations of state and political subdivisions and corporate equity securities. As of December 31, 2011, neither the Company nor the Bank held any derivative financial instruments in their respective investment security portfolios.

The following table summarizes the fair value of the Company's securities portfolio on the dates indicated.

Securities Portfolio
(in thousands)
At December 31,

	2011	2010	2009
Securities, available for sale			
U.S. agency and mortgage-backed securities	$ 78,876	$ 46,924	$ 44,215
Obligations of state and political subdivisions	12,676	13,301	15,706
Other securities	113	195	208
Total securities	$ 91,665	$ 60,420	$ 60,129

The following table shows the maturities of available for sale debt and equity securities at amortized cost and market value at December 31, 2011 and approximate weighted average yields of such securities. Yields on state and political subdivision securities are shown on a tax equivalent basis, assuming a 34% federal income tax rate. The Company attempts to maintain diversity in its portfolio and maintain credit quality and re-pricing terms that are consistent with its asset/liability management and investment practices and policies. For further information on securities available for sale, see Note 2 to the consolidated financial statements, included in Item 8 of this Form 10-K.

Securities Portfolio Maturity Distribution/Yield Analysis
(dollars in thousands)
At December 31, 2011

	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years and Other Securities	Total
Available for sale securities:					
U.S. agency and mortgage-backed securities					
Amortized cost	$ -	$ 1,789	$ 7,063	$ 67,696	$ 76,548
Market value	$ -	$ 1,905	$ 7,475	$ 69,496	$ 78,876
Weighted average yield	0.00%	4.85%	3.65%	3.15%	
Obligations of state and political subdivisions					
Amortized cost	$ 300	$ 1,830	$ 3,727	$ 6,038	$ 11,895
Market value	$ 300	$ 1,884	$ 3,943	$ 6,549	$ 12,676
Weighted average yield	7.15%	5.60%	6.02%	6.08%	
Other securities					
Amortized cost	$ -	$ -	$ -	$ 26	$ 26
Market value	$ -	$ -	$ -	$ 113	$ 113
Weighted average yield	0.00%	0.00%	0.00%	2.23%	
Total portfolio					
Amortized cost	$ 300	$ 3,619	$ 10,790	$ 73,760	$ 88,469
Market value	$ 300	$ 3,789	$ 11,418	$ 76,158	$ 91,665
Weighted average yield (1)	7.15%	5.23%	4.47%	3.39%	

(1) Yields on tax-exempt securities have been calculated on a tax-equivalent basis.

The above table was prepared using the contractual maturities for all securities with the exception of mortgage-backed securities (MBS) and collateralized mortgage obligations (CMO). Both MBS and CMO securities were recorded using the Espiel prepayment model that considers many factors including rate and spread projections, housing turnover and borrower characteristics to create anticipated speeds.

Deposits

Deposits at December 31, 2011 were $469.2 million, an increase of $5.7 million or 1%, from $463.5 million at December 31, 2010. Savings and interest-bearing demand deposits increased $19.5 million or 11% when comparing the same periods. Time deposits, which included brokered deposits, decreased $16.6 million or 8% during 2011 to $189.3 million compared to $205.9 million at December 31, 2010. Non-interest bearing demand deposits increased $2.8 million or 3% during 2011. The following tables include a summary of average deposits and average rates paid and maturities of CD's greater than $100,000.

Average Deposits and Rates Paid
(dollars in thousands)
Year Ended December 31,

	2011		2010		2009	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing deposits	$ 81,786	-	$ 80,696	-	$ 75,570	-
Interest-bearing deposits:						
Interest checking	$ 74,692	0.69%	$ 44,641	0.52%	$ 38,206	0.50%
Money market	27,081	0.44%	33,788	0.81%	23,690	1.08%
Savings	87,857	0.57%	81,394	0.59%	77,854	0.69%
Time deposits:						
Less than $100,000	86,671	2.05%	96,251	2.59%	104,464	3.25%
Greater than $100,000	88,896	1.91%	82,625	2.53%	78,280	3.21%
Brokered deposits	22,651	1.04%	36,294	0.94%	58,995	1.47%
Total interest-bearing deposits	$ 387,848	1.25%	$ 374,993	1.57%	$ 381,489	2.03%
Total deposits	$ 469,634		$ 455,689		$ 457,059	

Maturities of CD's Greater than $100,000
(in thousands)

	Less than Three Months	Three to Six Months	Six to Twelve Months	Greater than One Year	Total
At December 31, 2011	$ 24,923	$ 12,168	$ 14,743	$ 46,000	$ 97,834

Liquidity

Liquidity represents the ability to meet present and future financial obligations through either the sale or maturity of existing assets or with borrowings from correspondent banks or other deposit markets. The Company classifies cash, interest-bearing and noninterest-bearing deposits with banks, federal funds sold, investment securities and loans maturing within one year as liquid assets. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' borrowing needs.

At December 31, 2011, cash, interest-bearing and noninterest-bearing deposits with banks, federal funds sold, securities and loans maturing within one year were $125.0 million. At the end of 2011, approximately 32% or $124.2 million of the loan portfolio would mature or re-price within a one-year period. Non-deposit sources of available funds totaled $96.8 million at December 31, 2011, which included $53.3 million available from FHLB, $35.0 million of unsecured federal funds lines of credit with other correspondent banks and $8.5 million available through the Federal Reserve Discount Window. During 2011, other borrowing activity included repayment of four fixed rate advances from FHLB totaling $25.0 million and borrowing six fixed rate advances from FHLB totaling $24.0 million. The Bank also borrowed and repaid Daily Rate Credit advances as an alternative to purchasing federal funds.

Trust Preferred Capital Notes

See Note 9 to the consolidated financial statements, included in Item 8 of this Form 10-K, for discussion of trust preferred capital notes.

Contractual Obligations

The impact that contractual obligations as of December 31, 2011 are expected to have on liquidity and cash flow in future periods is as follows:

Contractual Obligations
(in thousands)

	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Other borrowings	$ 19,100	$ 5,022	$ 5,049	$ 3,029	$ 6,000
Operating leases	692	227	286	179	-
Total	$ 19,792	$ 5,249	$ 5,335	$ 3,208	$ 6,000

The Company does not have any capital lease obligations or other purchase or long-term obligations.

Off-Balance Sheet Arrangements

The Company, through the Bank, is a party to credit related financial instruments with risk not reflected in the consolidated financial statements in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2011 and 2010, the following financial instruments were outstanding whose contract amounts represent credit risk:

	(in thousands) 2011	2010
Commitments to extend credit and unfunded commitments under lines of credit	$ 48,892	$ 53,494
Stand-by letters of credit	9,795	6,917

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized as deemed necessary and usually do not contain a specified maturity date and may or may not be drawn upon to the total extent to which the Bank is committed.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2011, the Bank had $4.0 million in locked-rate commitments to originate mortgage loans. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Bank does not expect any counterparty to fail to meet its obligations.

Capital Resources

The adequacy of the Company's capital is reviewed by management on an ongoing basis with reference to the size, composition, and quality of the Company's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support asset growth and absorb potential losses.

In order to maintain appropriate capital levels in light of the current economic environment, the Company's Board of Directors determined in July 2011 to suspend cash dividends on the Company's common stock.

The Board of Governors of the Federal Reserve System has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is 8.00%, of which at least 4.00% must be Tier 1 capital, composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain intangible items. Under present regulations, trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier 1 capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier 1 capital, if any, may be included in Tier 2 capital. The Company had a ratio of risk-weighted assets to total capital of 12.51% at December 31, 2011 and a ratio of risk-weighted assets to Tier 1 capital of 11.24%. Both of these exceed both the minimum capital requirement and the minimum to be well capitalized under prompt corrective action provisions adopted by the federal regulatory agencies.

The following table summarizes the Company's Tier 1 capital, Tier 2 capital, risk-weighted assets and capital ratios at December 31, 2011, 2010 and 2009.

Analysis of Capital
(dollars in thousands)
At December 31,

	2011	2010	2009
Tier 1 capital:			
Preferred stock	$ 14,263	$ 14,127	$ 13,998
Common stock	3,695	3,686	3,664
Surplus	1,644	1,582	1,418
Retained earnings	16,503	28,969	35,104
Trust preferred securities	9,279	9,279	9,279
Intangible assets	(153)	(176)	(345)
Total Tier 1 Capital	$ 45,231	$ 57,467	$ 63,118
Tier 2 capital:			
Allowance for loan losses	5,128	5,696	5,774
Total Risk-Based Capital	$ 50,359	$ 63,163	$ 68,892
Risk-weighted assets	$ 402,396	$ 445,301	$ 460,605
Capital ratios:			
Total Risk-Based Capital Ratio	12.51%	14.18%	14.96%
Tier 1 Risk-Based Capital Ratio	11.24%	12.91%	13.70%
Tier 1 Capital to Average Assets	8.45%	10.54%	11.50%

On March 13, 2009, the Company received an investment by the U.S. Treasury through the purchase of the Company's preferred stock totaling $13.9 million from the Company's participation in the TARP Capital Purchase Program. As a result of this investment, capital ratios increased during 2009. The Preferred Stock pays a dividend of 5% per annum for the first five years and 9% thereafter. The Warrant Preferred Stock pays a dividend of 9% per annum.

Recent Accounting Pronouncements

See Note 1 to the consolidated financial statements, included in Item 8 of this Form 10-K, for discussion of recent accounting pronouncements.

Quarterly Results

The table below lists the Company's quarterly performance for the years ended December 31, 2011, 2010 and 2009.

	2011 (in thousands, except per share data)				
	Fourth	Third	Second	First	Total
Interest and dividend income	$ 6,270	$ 6,403	$ 6,537	$ 6,438	$ 25,648
Interest expense	1,138	1,355	1,454	1,503	5,450
Net interest income	5,132	5,048	5,083	4,935	20,198
Provision for loan losses	2,985	5,575	3,550	270	12,380
Net interest income (loss) after provision for loan losses	2,147	(527)	1,533	4,665	7,818
Noninterest income	1,501	1,473	1,485	1,340	5,799
Noninterest expense	6,284	5,388	4,516	4,555	20,743
Income (loss) before income taxes	(2,636)	(4,442)	(1,498)	1,450	(7,126)
Income tax expense (benefit)	5,497	(1,556)	(553)	447	3,835
Net (loss) income	(8,133)	(2,886)	(945)	1,003	(10,961)
Net (loss) income available to common shareholders	(8,357)	(3,110)	(1,168)	780	(11,855)
Net (loss) income per share, basic and diluted	$ (2.82)	$ (1.05)	$ (0.40)	$ 0.26	$ (4.01)

	2010				
	Fourth	Third	Second	First	Total
Interest and dividend income	$ 6,717	$ 6,790	$ 6,821	$ 6,887	$ 27,215
Interest expense	1,543	1,614	1,719	1,938	6,814
Net interest income	5,174	5,176	5,102	4,949	20,401
Provision for loan losses	9,120	1,200	1,000	411	11,731
Net interest income (loss) after provision for loan losses	(3,946)	3,976	4,102	4,538	8,670
Noninterest income	1,716	1,537	1,489	1,321	6,063
Noninterest expense	7,085	4,535	4,525	4,397	20,542
Income (loss) before income taxes	(9,315)	978	1,066	1,462	(5,809)
Income tax expense (benefit)	(3,250)	284	313	447	(2,206)
Net (loss) income	(6,065)	694	753	1,015	(3,603)
Net (loss) income available to common shareholders	(6,289)	473	532	794	(4,490)
Net (loss) income per share, basic and diluted	$ (2.14)	$ 0.16	$ 0.18	$ 0.27	$ (1.53)

	2009				
	Fourth	Third	Second	First	Total
Interest and dividend income	$ 6,999	$ 6,949	$ 6,749	$ 6,717	$ 27,414
Interest expense	2,107	2,175	2,278	2,524	9,084
Net interest income	4,892	4,774	4,471	4,193	18,330
Provision for loan losses	246	394	489	1,171	2,300
Net interest income after provision for loan losses	4,646	4,380	3,982	3,022	16,030
Noninterest income	1,565	1,376	1,409	1,227	5,577
Noninterest expense	4,740	4,591	5,109	4,263	18,703
Income (loss) before income taxes	1,471	1,165	282	(14)	2,904
Income tax expense (benefit)	414	347	45	(51)	755
Net income	1,057	818	237	37	2,149
Net income (loss) available to common shareholders	837	598	17	(7)	1,445
Net income (loss) per share, basic and diluted	$ 0.28	$ 0.20	$ 0.01	$ 0.00	$ 0.49

Item 8. Financial Statements and Supplementary Data

To the Shareholders
First National Corporation
Strasburg, Virginia

March 2012

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of First National Corporation (the Corporation) is responsible for the preparation, integrity and fair presentation of the financial statements included in the annual report as of December 31, 2011. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning the effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining an effective internal control structure over financial reporting. The Corporation's internal control over financial reporting includes those policies and procedures that pertain to the Corporation's ability to record, process, summarize and report reliable financial data. The internal control system contains monitoring mechanisms, and appropriate actions are taken to correct identified deficiencies. Management believes that internal controls over financial reporting, which are subject to scrutiny by management and the Corporation's internal auditor, support the integrity and reliability of the financial statements. Management recognizes that there are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of internal controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. In addition, because of changes in conditions and circumstances, the effectiveness of internal control over financial reporting may vary over time.

In order to insure that the Corporation's internal control structure over financial reporting is effective, management assessed these controls as they conformed to accounting principles generally accepted in the United States of America and related call report instructions as of December 31, 2011. This assessment was based on criteria for effective internal control over financial reporting as described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management believes that the Corporation maintained effective internal controls over financial reporting as of December 31, 2011. Management's assessment did not determine any material weakness within the Corporation's internal control structure. The Corporation's annual report does not include an attestation report of the Corporation's registered public accounting firm, Yount, Hyde & Barbour. P.C. (YHB), regarding internal control over financial reporting. Management' report was not subject to attestation by YHB pursuant to rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in its annual report.

The 2011 end of year financial statements have been audited by the independent accounting firm of Yount, Hyde & Barbour, P.C. (YHB). Personnel from YHB were given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and Committees thereof.

Management believes that all representations made to the independent auditors were valid and appropriate. The resulting report from YHB accompanies the financial statements.

The Board of Directors of the Corporation, acting through its Audit and Compliance Committee (the Committee), is responsible for the oversight of the Corporation's accounting policies, financial reporting and internal control. The Audit and Compliance Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit and Compliance Committee is responsible for the appointment and compensation of the independent auditors and approves decisions regarding the appointment or removal of members of the internal audit function. The Committee meets periodically with management, the independent auditors, and the internal auditor to insure that they are carrying out their responsibilities. The Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting, and auditing procedures of the Corporation in addition to reviewing the Corporation's financial reports. The independent auditors and the internal auditor have full and unlimited access to the Audit and Compliance Committee, with or without the presence of the management of the Corporation, to discuss the adequacy of internal control over financial reporting, and any other matters which they believe should be brought to the attention of the Audit and Compliance Committee.

/s/ Scott C. Harvard
Scott C. Harvard
President
Chief Executive Officer

/s/ M. Shane Bell
M. Shane Bell
Executive Vice President
Chief Financial Officer

Yount Hyde & Barbour
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
First National Corporation
Strasburg, Virginia

We have audited the accompanying consolidated balance sheets of First National Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2011, 2010 and 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years ended December 31, 2011, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 28, 2012

FIRST NATIONAL CORPORATION
Consolidated Balance Sheets
December 31, 2011 and 2010
(in thousands, except share and per share data)

	2011	2010
Assets		
Cash and due from banks	$ 6,314	$ 5,048
Interest-bearing deposits in banks	23,210	10,949
Federal funds sold	-	7,500
Securities available for sale, at fair value	91,665	60,420
Restricted securities, at cost	2,775	3,153
Loans held for sale	274	271
Loans, net of allowance for loan losses, 2011, $12,937, 2010, $16,036	379,503	418,994
Other real estate owned, net of valuation allowance, 2011, $2,792, 2010, $3,341	6,374	3,961
Premises and equipment, net	19,598	20,302
Accrued interest receivable	1,620	1,667
Other assets	7,731	12,364
Total assets	$ 539,064	$ 544,629
Liabilities & Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing demand deposits	$ 81,714	$ 78,964
Savings and interest-bearing demand deposits	198,194	178,685
Time deposits	189,264	205,851
Total deposits	$ 469,172	$ 463,500
Other borrowings	19,100	20,122
Trust preferred capital notes	9,279	9,279
Accrued interest and other liabilities	4,417	3,230
Commitments and contingencies	-	-
Total liabilities	$ 501,968	$ 496,131
Shareholders' Equity		
Preferred stock, $1,000 liquidation preference; 14,595 shares issued and outstanding	$ 14,263	$ 14,127
Common stock, par value $1.25 per share; authorized 8,000,000 shares; issued and outstanding, 2011, 2,955,649 shares, 2010, 2,948,901 shares	3,695	3,686
Surplus	1,644	1,582
Retained earnings	16,503	28,969
Accumulated other comprehensive income, net	991	134
Total shareholders' equity	$ 37,096	$ 48,498
Total liabilities and shareholders' equity	$ 539,064	$ 544,629

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Operations
Three Years Ended December 31, 2011
(in thousands, except per share data)

	2011	2010	2009
Interest and Dividend Income			
Interest and fees on loans	$ 22,907	$ 24,874	$ 24,691
Interest on federal funds sold	18	2	5
Interest on deposits in banks	18	15	1
Interest and dividends on securities available for sale:			
Taxable interest	2,152	1,722	2,092
Tax-exempt interest	483	541	576
Dividends	70	61	49
Total interest and dividend income	$ 25,648	$ 27,215	$ 27,414
Interest Expense			
Interest on deposits	$ 4,843	$ 5,903	$ 7,753
Interest on federal funds purchased	-	12	37
Interest on trust preferred capital notes	386	439	470
Interest on other borrowings	221	460	824
Total interest expense	$ 5,450	$ 6,814	$ 9,084
Net interest income	$ 20,198	$ 20,401	$ 18,330
Provision for loan losses	12,380	11,731	2,300
Net interest income after provision for loan losses	$ 7,818	$ 8,670	$ 16,030
Noninterest Income			
Service charges on deposit accounts	$ 2,237	$ 2,618	$ 2,539
ATM and check card fees	1,535	1,432	1,196
Trust and investment advisory fees	1,407	1,244	1,126
Fees for other customer services	369	327	333
Net gains (losses) on sale of securities available for sale	59	(7)	10
Net gains on sale of premises and equipment	-	-	9
Net gains on sale of loans	131	263	210
Other operating income	61	205	154
Total noninterest income	$ 5,799	$ 6,082	$ 5,577

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Operations
(Continued)
Three years ended December 31, 2011
(in thousands, except per share data)

	2011	2010	2009
Noninterest Expense			
Salaries and employee benefits	$ 9,460	$ 9,080	$ 8,697
Occupancy	1,354	1,389	1,348
Equipment	1,272	1,372	1,416
Marketing	425	503	532
Stationery and supplies	323	375	507
Legal and professional fees	969	802	880
ATM and check card fees	661	827	734
FDIC assessment	768	730	973
Bank franchise tax	416	426	331
Telecommunications expense	300	289	265
Data processing expense	306	256	263
Other real estate owned expense	572	242	156
Provision for other real estate owned	1,558	2,640	994
Net losses on sale of other real estate owned	910	19	-
Other operating expense	1,449	1,611	1,607
Total noninterest expense	$ 20,743	$ 20,561	$ 18,703
(Loss) income before income taxes	$ (7,126)	$ (5,809)	$ 2,904
Income tax provision (benefit)	3,835	(2,206)	755
Net (loss) income	$ (10,961)	$ (3,603)	$ 2,149
Effective dividend and accretion on preferred stock	894	887	704
Net (loss) income available to common shareholders	$ (11,855)	$ (4,490)	$ 1,445
(Loss) earnings per common share, basic and diluted	$ (4.01)	$ (1.53)	$ 0.49

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Cash Flows
Three years ended December 31, 2011
(in thousands)

	2011	2010	2009
Cash Flows from Operating Activities			
Net income (loss)	$ (10,961)	$ (3,603)	$ 2,149
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	1,184	1,225	1,274
Origination of loans held for sale	(8,408)	(16,371)	(16,795)
Proceeds from sale of loans held for sale	8,536	16,573	16,795
Net gains on sales of loans	(131)	(263)	(210)
Provision for loan losses	12,380	11,731	2,300
Provision for other real estate owned	1,558	2,640	994
Net (gains) losses on sale of securities available for sale	(59)	7	(10)
Net gains on sale of premises and equipment	-	-	(9)
Net losses on sale of other real estate owned	910	19	-
Accretion of discounts and amortization of premiums on securities, net	511	330	237
Compensation expense for ESOP shares allocated	-	42	190
Deferred income tax expense (benefit)	6,442	(3,986)	(1,850)
Changes in assets and liabilities:			
Decrease in interest receivable	47	43	53
(Increase) decrease in other assets	(1,186)	435	(1,611)
Increase (decrease) in accrued expenses and other liabilities	(387)	(1,521)	788
Net cash provided by operating activities	$ 10,436	$ 7,301	$ 4,295
Cash Flows from Investing Activities			
Proceeds from sales of securities available for sale	$ 3,532	$ 1,509	$ -
Proceeds from sale of Federal Home Loan Bank stock	378	273	2,070
Proceeds from maturities, calls, and principal payments of securities available for sale	23,176	12,716	15,269
Purchases of securities available for sale	(56,690)	(15,278)	(19,653)
Purchases of Federal Home Loan Bank stock	-	-	(2,049)
(Increase) decrease in federal funds sold	7,500	(7,500)	-
Purchase of premises and equipment	(472)	(379)	(1,116)
Proceeds from sale of premises and equipment	-	-	225
Proceeds from sale of other real estate owned	3,321	2,506	187
Net decrease in loans	18,994	2,539	4,756
Net cash used in investing activities	$ (261)	$ (3,614)	$ (311)

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Cash Flows
(Continued)
Three years ended December 31, 2011
(in thousands)

	2011	2010	2009
Cash Flows from Financing Activities			
Net increase in demand deposits and savings accounts	$ 22,259	$ 30,492	$ 13,043
Net increase (decrease) in time deposits	(16,587)	(30,878)	3,350
Proceeds from other borrowings	42,002	23,602	46,000
Principal payments on other borrowings	(43,024)	(23,666)	(71,211)
Proceeds from issuance of preferred stock	-	-	13,900
Cash dividends paid on common stock	(540)	(1,433)	(1,529)
Cash dividends paid on preferred stock	(758)	(758)	(509)
Shares issued to leveraged ESOP	-	(26)	(85)
Decrease in federal funds purchased	-	-	(2,456)
Net cash provided by (used in) financing activities	$ 3,352	$ (2,667)	$ 503
Increase in cash and cash equivalents	$ 13,527	$ 1,020	$ 4,487
Cash and cash equivalents, beginning of year	15,997	14,977	10,490
Cash and cash equivalents, end of year	$ 29,524	$ 15,997	$ 14,977
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 5,635	$ 7,088	$ 9,381
Income taxes	$ -	$ 3,671	$ 515
Supplemental Disclosures of Noncash Transactions			
Unrealized gains (losses) on securities available for sale	$ 1,715	$ (425)	$ 1,181
Transfer from loans to other real estate owned	$ 8,117	$ 2,865	$ 3,142
Change in pension liability	$ 898	$ 379	$ (1,101)
Issuance of common stock dividend reinvestment plan	$ 71	$ 212	$ 105

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Changes in Shareholders' Equity
Three years ended December 31, 2011
(in thousands, except share and per share data)

	Preferred Stock	Common Stock	Surplus	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total
Balance, December 31, 2008	$ -	$ 3,653	$ 1,409	$ 35,196	$ (232)	$ (841)		$ 39,185
Comprehensive income:								
Net income	-	-	-	2,149	-	-	$ 2,149	2,149
Other comprehensive income, net of tax:								
Unrealized holding gains arising during the period (net of tax, $405)	-	-	-	-	-	-	786	
Reclassification adjustment (net of tax, $3)	-	-	-	-	-	-	(7)	
Pension liability adjustment (net of tax, $374)	-	-	-	-	-	-	727	
Other comprehensive income (net of tax, $776)	-	-	-	-	-	1,506	$ 1,506	1,506
Total comprehensive income							$ 3,655	
Shares acquired by leveraged ESOP	-	-	(85)	-	190	-		105
Cash dividends on common stock ($0.56 per share)	-	-	-	(1,634)	-	-		(1,634)
Issuance of 8,861 shares common stock, dividend reinvestment plan	-	11	94	-	-	-		105
Issuance of 13,900 shares of preferred stock	13,900	-	-	-	-	-		13,900
Cash dividends on preferred stock	-	-	-	(509)	-	-		(509)
Accretion on preferred stock discount	98	-	-	(98)	-	-		-
Balance, December 31, 2009	$ 13,998	$ 3,664	$ 1,418	$ 35,104	$ (42)	$ 665		$ 54,807

	Preferred Stock	Common Stock	Surplus	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total
Balance, December 31, 2009	$ 13,998	$ 3,664	$ 1,418	$ 35,104	$ (42)	$ 665		$ 54,807
Comprehensive loss:								
Net loss	-	-	-	(3,603)	-	-	$ (3,603)	(3,603)
Other comprehensive loss, net of tax:								
Unrealized holding losses arising during the period (net of tax, $146)	-	-	-	-	-	-	(286)	
Reclassification adjustment (net of tax, $2)	-	-	-	-	-	-	5	
Pension liability adjustment (net of tax, $129)	-	-	-	-	-	-	(250)	
Other comprehensive loss (net of tax, $273)	-	-	-	-	-	(531)	$ (531)	(531)
Total comprehensive loss							$ (4,134)	
Shares acquired by leveraged ESOP	-	-	(26)	-	42	-		16
Cash dividends on common stock ($0.56 per share)	-	-	-	(1,645)	-	-		(1,645)
Issuance of 17,180 shares common stock, dividend reinvestment plan	-	22	190	-	-	-		212
Cash dividends on preferred stock	-	-	-	(758)	-	-		(758)
Accretion on preferred stock discount	129	-	-	(129)	-	-		-
Balance, December 31, 2010	$ 14,127	$ 3,686	$ 1,582	$ 28,969	$ -	$ 134		$ 48,498

FIRST NATIONAL CORPORATION
Consolidated Statements of Changes in Shareholders' Equity
(Continued)
Three years ended December 31, 2011
(in thousands, except share and per share data)

	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total
Balance, December 31, 2010	$ 14,127	$ 3,686	$ 1,582	$ 28,969	$ 134		$ 48,498
Comprehensive loss:							
Net loss	-	-	-	(10,961)	-	$ (10,961)	(10,961)
Other comprehensive income (loss), net of tax:							
Unrealized holding gains arising during the period	-	-	-	-	-	1,774	
Reclassification adjustment	-	-	-	-	-	(59)	
Pension liability adjustment	-	-	-	-	-	(898)	
Deferred tax adjustment	-	-	-	-	-	40	
Other comprehensive income	-	-	-	-	857	$ 857	857
Total comprehensive loss						$ (10,104)	
Cash dividends on common stock ($0.20 per share)	-	-	-	(611)	-		(611)
Issuance of 6,748 shares common stock, dividend reinvestment plan	-	9	62	-	-		71
Cash dividends on preferred stock	-	-	-	(758)	-		(758)
Accretion on preferred stock discount	136	-	-	(136)	-		-
Balance, December 31, 2011	$ 14,263	$ 3,695	$ 1,644	$ 16,503	$ 991		$ 37,096

See Notes to Consolidated Financial Statements

Note 1. Nature of Banking Activities and Significant Accounting Policies

First National Corporation (the Company) is the financial holding company of First Bank (the Bank), First National (VA) Statutory Trust II (Trust II) and First National (VA) Statutory Trust III (Trust III). The Trusts were formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities. The Bank owns First Bank Financial Services, Inc., which invests in entities that provide title insurance and investment services. The Bank owns Shen-Valley Land Holdings, LLC which holds other real estate owned and future office sites. The Bank provides commercial and personal loans, residential mortgages, credit cards, a variety of deposit products and personal trust and investment services to its customers in the northern Shenandoah Valley region of Virginia.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to accepted practices within the banking industry.

Principles of Consolidation

The consolidated financial statements of First National Corporation include the accounts of all five companies. All material intercompany balances and transactions have been eliminated in consolidation, except for balances and transactions related to the Trusts. The subordinated debt of these Trusts is reflected as a liability of the Company.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, fair value, deferred tax assets and liabilities, and other real estate owned.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within the northern Shenandoah Valley region of Virginia. The types of lending that the Company engages in are included in Note 3. The Company does not have a significant concentration to any one customer.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as those amounts included in the balance sheet captions "Cash and due from banks" and "Interest-bearing deposits in banks."

Securities

Investments in debt securities with readily determinable fair values are classified as either held to maturity, available for sale (AFS) or trading based on management's intent. Currently all of the Company's debt securities are classified as AFS. Equity investments in the FHLB, the Federal Reserve Bank of Richmond and Community Bankers Bank are separately classified as restricted securities and are carried at cost. AFS securities are carried at estimated fair value with the corresponding unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains or losses on the sale of securities are recorded on the trade date using the amortized cost of the specific security sold.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either the Company (1) intends to sell the security or (2) it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If, however, the Company does not intend to sell the security and it is not more-than-likely that it will be required to sell the security before recovery, the Company must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income.

For equity securities carried at cost as restricted securities, impairment is considered to be other-than-temporary based on the Company's ability and intent to hold the investment until a recovery of fair value. Other-than-temporary impairment of an equity security results in a write-down that must be included in income. The Company regularly reviews each security for other-than-temporary impairment based on criteria that include the extent to which costs exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, the best estimate of the present value of cash flows expected to be collected from debt securities, the Company's intention with regard to holding the security to maturity and the likelihood that the Company would be required to sell the security before recovery.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. The Company, through its banking subsidiary, requires a firm purchase commitment from a permanent investor before loans held for sale can be closed, thus limiting interest rate risk. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

The Bank enters into commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 30 to 60 days. The Bank protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Bank commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Bank is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. The Bank determines the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close. Because of the high correlation between rate lock commitments and best efforts contracts, no gain or loss occurs on the rate lock commitments.

Loans

The Company, through its banking subsidiary, grants mortgage, commercial and consumer loans to customers. The bank segments its loan portfolio into real estate loans, commercial and industrial loans, and consumer and other loans. Real estate loans are further divided into the following classes: Construction and Land Development; 1-4 Family Residential; and Other Real Estate Loans. Descriptions of the Company's loan classes are as follows:

Commercial and Industrial Loans: Commercial loans are typically secured with non-real estate commercial property. The Company makes commercial loans primarily to businesses located within our market area.

Real Estate Loans – Construction and Land Development: The Company originates construction loans for the acquisition and development of land and construction of condominiums, townhomes, and one-to-four family residences.

Real Estate Loans – 1-4 Family: This class of loans includes loans secured by one to four family homes. Typically, the Bank originates fixed rate mortgage loans with the intent to sell to correspondent lenders. Depending on the financial goals of the Company, the Bank occasionally originates and retains these loans.

Real Estate Loans – Other: This loan class consists primarily of loans secured by various types of commercial real estate typically in the Bank's market area, including multi-family residential buildings, commercial buildings and offices, hotels, small shopping centers, farms and churches.

Consumer and Other Loans: Consumer loans include all loans made to individuals for consumer or personal purposes. They include new and used automobile loans, unsecured loans and lines of credit.

A substantial portion of the loan portfolio is represented by residential and commercial loans secured by real estate throughout the northern Shenandoah Valley region of Virginia. The ability of the Bank's debtors to honor their contracts may be impacted by the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued and credited to income based on the unpaid principal balance. Loan origination fees, net of certain origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

A loan's past due status is based on the contractual due date of the most delinquent payment due. Loans are generally placed on non-accrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on non-accrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. These policies are applied consistently across the loan portfolio.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Any unsecured loan that is over 120 days past due is charged-off in full. Any secured loan that is 120 days delinquent and is considered by management to be uncollectible is partially charged-off and carried at the fair value of the collateral less estimated selling costs. This charge-off policy applies to all loan segments.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value (net of selling costs), and the probability of collecting scheduled principal and interest payments when due. Additionally, management's policy is to evaluate substandard and doubtful loans greater than $500 thousand for impairment. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair market value of the collateral, net of selling costs, if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer, residential and certain small commercial loans that are less than $500 thousand for impairment disclosures, except for troubled debt restructurings (TDRs) as noted below.

In situations where, for economic or legal reasons related to a borrower's financial condition, management may grant a concession to the borrower that it would not otherwise consider, the related loan is classified as a TDR. TDRs are considered impaired loans. Upon designation as a TDR, the Company evaluates the borrower's payment history, past due status and ability to make payments based on the revised terms of the loan. If a loan was accruing prior to being modified as a TDR and if the Company concludes that the borrower is able to make such payments, and there are no other factors or circumstances that would cause it to conclude otherwise, the loan will remain on an accruing status. If a loan was on non-accrual status at the time of the TDR, the loan will remain on non-accrual status following the modification and may be returned to accrual status based on the policy for returning loans to accrual status as noted above. There were $11.4 million and $14.4 million classified as TDRs as of December 31, 2011 and 2010, respectively.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management determines that the loan balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance. For further information about the Company's loans and the allowance for loan losses, see Notes 3 and 4.

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance represents an amount that, in management's judgment, will be adequate to absorb any losses on existing loans that may become uncollectible. Management's judgment in determining the level of the allowance is based on evaluations of the collectability of loans while taking into consideration such factors as trends in delinquencies and charge-offs, changes in the nature and volume of the loan portfolio, current economic conditions that may affect a borrower's ability to repay and the value of the collateral, overall portfolio quality and review of specific potential losses. The evaluation also considers the following risk characteristics of each loan portfolio class:

- Residential mortgage loans carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.
- Real estate construction loans carry risks that the project may not be finished according to schedule, the project may not be finished according to budget and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not by a loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project.
- Commercial real estate and commercial and industrial loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because repayment of these loans may be dependent upon the profitability and cash flows of the business or project. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much reliability.
- Consumer loans carry risk associated with the continued credit-worthiness of the borrower and the value of the collateral, i.e. rapidly depreciating assets such as automobiles, or lack thereof. Consumer loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy, or other changes in circumstances.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are classified as impaired, and is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. For collateral dependent loans, an updated appraisal will be ordered if a current one is not on file. Appraisals are performed by independent third-party appraisers with relevant industry experience. Adjustments to the appraised value may be made based on recent sales of like properties or general market conditions among other considerations.

The general component relates to loans that are not considered impaired. These unimpaired loans are segregated by loan segment and allowance factors are assigned by management based on a three-year loss history, delinquencies, national and local economic trends, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, concentrations of credit, quality of the loan review system and the effect of external factors such as competition and regulatory requirements. The factors assigned differ by loan segment. The general component acknowledges potential losses whose impact on the portfolio has yet to be recognized by a specific allowance. Allowance factors and the overall size of the allowance may change from period to period based on management's assessment of the above described factors and the relative weights given to each factor.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from three years to forty years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from three to seven years. Depreciation and amortization are recorded on the straight-line method.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate. Gains and losses on routine dispositions are reflected in current operations.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at lower of cost or fair value less cost to sell at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from other real estate owned.

Transfers of Financial Assets

Transfers of financial assets, including loan participations, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes". Under this guidance, deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. See Note 10 for details on the Company's income taxes.

The Company regularly reviews the carrying amount of its net deferred tax assets to determine if the establishment of a valuation allowance is necessary. If based on the available evidence, it is more likely than not that all or a portion of the Company's net deferred tax assets will not be realized in future periods, a deferred tax valuation allowance would be established. Consideration is given to various positive and negative factors that could affect the realization of the deferred tax assets. In evaluating this available evidence, management considers, among other things, historical performance, expectations of future earnings, the ability to carry back losses to recoup taxes previously paid, length of statutory carry forward periods, experience with utilization of operating loss and tax credit carry forwards not expiring, tax planning strategies and timing of reversals of temporary differences. Significant judgment is required in assessing future earnings trends and the timing of reversals of temporary differences. The Company's evaluation is based on current tax laws as well as management's expectations of future performance.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations.

Trust and Asset Management Department

Securities and other property held by the Trust and Asset Management Department in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. There are no potential common shares that would have a dilutive effect. Shares not committed to be released under the Company's leveraged Employee Stock Ownership Plan (ESOP) are not considered to be outstanding. See Note 12 for further information on the Company's ESOP. The average number of common shares outstanding used to calculate basic and diluted earnings per share were 2,953,344, 2,939,561 and 2,921,129 for the years ended December 31, 2011, 2010 and 2009, respectively.

Advertising Costs

The Company follows the policy of charging the production costs of advertising to expense as incurred. Total advertising expense incurred for 2011, 2010 and 2009 was $368 thousand, $398 thousand and $442 thousand, respectively.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, "Receivables (Topic 310) - Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." The new disclosure guidance will significantly expand the existing requirements and will lead to greater transparency into a company's exposure to credit losses from lending arrangements. The extensive new disclosures of information as of the end of a reporting period became effective for both interim and annual reporting periods ending on or after December 15, 2010. Specific disclosures regarding activity that occurred before the issuance of the ASU, such as the allowance roll forward and modification disclosures were required for periods beginning on or after December 15, 2010. The Company has included the required disclosures in its consolidated financial statements.

The Securities Exchange Commission (SEC) issued Final Rule No. 33-9002, "Interactive Data to Improve Financial Reporting." The rule requires companies to submit financial statements in extensible business reporting language (XBRL) format with their SEC filings on a phased-in schedule. Large accelerated filers and foreign large accelerated filers using U.S. generally accepted accounting principles (GAAP) were required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2010. All remaining filers were required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2011. The Company has submitted financial statements in XBRL format with their SEC filings in accordance with the phased-in schedule. The interactive data reports have been included in this Annual Report as Exhibit 101.

In January 2011, the FASB issued ASU 2011-01, "Receivables (Topic 310) – Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings." The amendments in this ASU temporarily delayed the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay was intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring was effective for interim and annual periods ending after June 15, 2011. The Company has adopted ASU 2011-01 and included the required disclosures in its consolidated financial statements.

In March 2011, the SEC issued Staff Accounting Bulletin (SAB) 114. This SAB revises or rescinds portions of the interpretive guidance included in the codification of the Staff Accounting Bulletin Series. This update is intended to make the relevant interpretive guidance consistent with current authoritative accounting guidance issued as a part of the FASB's Codification. The principal changes involve revision or removal of accounting guidance references and other conforming changes to ensure consistency of referencing through the SAB Series. The effective date for SAB 114 is March 28, 2011. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In April 2011, the FASB issued ASU 2011-02, "A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring." The amendments in this ASU clarify the guidance on a creditor's evaluation of whether it has granted a concession to a debtor. They also clarify the guidance on a creditor's evaluation of whether a debtor is experiencing financial difficulty. The amendments in this Update are effective for the first interim or annual period beginning on or after June 15, 2011. Early adoption is permitted. Retrospective application to the beginning of the annual period of adoption for modifications occurring on or after the beginning of the annual adoption period is required. As a result of applying these amendments, an entity may identify receivables that are newly considered to be impaired. For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. The Company has adopted ASU 2011-02 and included the required disclosures in its consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS." This ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework on how (not when) to measure fair value and what disclosures to provide about fair value measurements. The ASU is largely consistent with existing fair value measurement principles in U.S. GAAP (Topic 820), with many of the amendments made to eliminate unnecessary wording differences between U.S. GAAP and IFRS. The amendments are effective for interim and annual periods beginning after December 15, 2011 with prospective application. Early application is not permitted. The Company is currently assessing the impact that ASU 2011-04 will have on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income." The objective of this ASU is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The single statement of comprehensive income should include the components of net income, a total for net income, the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present all the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The amendments do not change the items that must be reported in other comprehensive income, the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, or the calculation or reporting of earnings per share. The amendments in this ASU should be applied retrospectively. The amendments are effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted because compliance with the amendments is already permitted. The amendments do not require transition disclosures. The Company is currently assessing the impact that ASU 2011-05 will have on its consolidated financial statements.

In August 2011, the SEC issued Final Rule No. 33-9250, "Technical Amendments to Commission Rules and Forms related to the FASB's Accounting Standards Codification." The SEC has adopted technical amendments to various rules and forms under the Securities Act of 1933, the Securities Exchange Act of 1934, and the Investment Company Act of 1940. These revisions were necessary to conform those rules and forms to the FASB Accounting Standards Codification. The technical amendments include revision of certain rules in Regulation S-X, certain items in Regulation S-K, and various rules and forms prescribed under the Securities Act, Exchange Act and Investment Company Act. The Release was effective as of August 12, 2011. The adoption of the release did not have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities." This ASU requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently assessing the impact that ASU 2011-11 will have on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently assessing the impact that ASU 2011-12 will have on its consolidated financial statements.

Note 2. Securities

The Company invests in U.S. agency and mortgage-backed securities, obligations of states and political subdivisions, corporate equity securities and restricted securities. Restricted securities include required equity investments in certain correspondent banks which have no readily determinable market value. Amortized costs and fair values of securities available for sale at December 31, 2011 and 2010, were as follows:

	2011 (in thousands)			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. agency and mortgage-backed securities	$ 76,549	$ 2,343	$ (16)	$ 78,876
Obligations of states and political subdivisions	11,895	781	-	12,676
Corporate equity securities	26	87	-	113
	$ 88,470	$ 3,211	$ (16)	$ 91,665

	2010 (in thousands)			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. agency and mortgage-backed securities	$ 45,627	$ 1,508	$ (211)	$ 46,924
Obligations of states and political subdivisions	13,290	225	(214)	13,301
Corporate equity securities	23	172	-	195
	$ 58,940	$ 1,905	$ (425)	$ 60,420

At December 31, 2011 and 2010, investments in an unrealized loss position that are temporarily impaired were as follows:

	2011 (in thousands)					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
U.S. agency and mortgage-backed securities	$ 3,955	$ (16)	$ -	$ -	$ 3,955	$ (16)
Obligations of states and political subdivisions	-	-	-	-	-	-
	$ 3,955	$ (16)	$ -	$ -	$ 3,955	$ (16)

	2010 (in thousands)					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
U.S. agency and mortgage-backed securities	$ 11,286	$ (211)	$ -	$ -	$ 11,286	$ (211)
Obligations of states and political subdivisions	2,923	(128)	893	(86)	3,816	(214)
	$ 14,209	$ (339)	$ 893	$ (86)	$ 15,102	$ (425)

The tables above provide information about securities that have been in an unrealized loss position for less than twelve consecutive months and securities that have been in an unrealized loss position for twelve consecutive months or more. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Impairment is considered to be other-than temporary if the Company (1) intends to sell the security,

(2) more likely than not will be required to sell the security before recovering its cost, or (3) does not expect to recover the security's entire amortized cost basis. Presently, the Company does not intend to sell any of these securities, will not be required to sell these securities, and expects to recover the entire amortized cost of all the securities.

At December 31, 2011, there were three U.S. agency and mortgage-backed securities in an unrealized loss position. One hundred percent of the Company's investment portfolio is considered investment grade. The weighted-average re-pricing term of the portfolio was 3.3 years at December 31, 2011.

The amortized cost and fair value of securities available for sale at December 31, 2011 by contractual maturity are shown below. Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties. Corporate equity securities are not included in the maturity categories in the following maturity summary because they do not have a stated maturity date.

	(in thousands)	
	Amortized Cost	**Fair Value**
Due within one year	$ 300	$ 300
Due after one year through five years	3,619	3,789
Due after five years through ten years	10,790	11,418
Due after ten years	73,735	76,045
Corporate equity securities	26	113
	$ 88,470	$ 91,665

Proceeds from sales, calls and maturities of securities available for sale during 2011, 2010 and 2009 were $14.9 million, $4.4 million and $6.0 million, respectively. Gross gains of $65 thousand, $13 thousand and $10 thousand were realized on those sales during 2011, 2010 and 2009, respectively. Gross losses of $6 thousand and $20 thousand were realized on those sales during 2011 and 2010, respectively.

Securities having a book value of $25.3 million and $26.5 million at December 31, 2011 and 2010 were pledged to secure other borrowings, public deposits and for other purposes required by law.

The Company's investment in FHLB stock totaled $1.9 million at December 31, 2011. FHLB stock is generally viewed as a long-term investment and as a restricted security, which is carried at cost, because there is a minimal market for the stock. Therefore, when evaluating FHLB stock for impairment, its value is based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company does not consider this investment to be other-than-temporarily impaired at December 31, 2011, and no impairment has been recognized. FHLB stock is shown in restricted securities on the balance sheet and is not part of the available for sale securities portfolio.

Note 3. Loans

Loans at December 31, 2011 and 2010 are summarized as follows:

	(in thousands)	
	2011	**2010**
Real estate loans:		
Construction and land development	$ 48,363	$ 52,591
Secured by 1-4 family residential	122,339	121,506
Other real estate loans	181,141	207,371
Commercial and industrial	29,446	40,683
Consumer and other loans	11,151	12,879
Total loans	$ 392,440	$ 435,030
Allowance for loan losses	12,937	16,036
Loans, net	$ 379,503	$ 418,994

Consumer and other loans included $325 thousand and $231 thousand of demand deposit overdrafts at December 31, 2011 and 2010, respectively.

The following tables provide a summary of loan classes and an aging of past due loans as of December 31, 2011 and 2010:

	December 31, 2011 (in thousands)							
	30-59 Days Past Due	60-89 Days Past Due	> 90 Days Past Due	Total Past Due	Current	Total Loans	Non-Accrual Loans	90 Days or More Past Due and Accruing
Real estate loans:								
Construction and land development	$ 2,267	$ 1,029	$ 235	$ 3,531	$ 44,832	$ 48,363	$ 235	$ -
1-4 family residential	4,179	471	688	5,338	117,001	122,339	3,043	98
Other real estate loans	3,863	562	722	5,147	175,994	181,141	8,367	361
Commercial and industrial	950	93	5	1,048	28,398	29,446	163	-
Consumer and other loans	94	19	14	127	11,024	11,151	33	-
Total	$ 11,353	$ 2,174	$ 1,664	$ 15,191	$ 377,249	$ 392,440	$ 11,841	$ 459

	December 31, 2010 (in thousands)							
	30-59 Days Past Due	60-89 Days Past Due	> 90 Days Past Due	Total Past Due	Current	Total Loans	Non-Accrual Loans	90 Days or More Past Due and Accruing
Real estate loans:								
Construction and land development	$ 525	$ -	$ 3,665	$ 4,190	$ 48,401	$ 52,591	$ 5,780	$ -
1-4 family residential	2,642	178	315	3,135	118,371	121,506	628	315
Other real estate loans	10,225	3,475	751	14,451	192,920	207,371	4,407	283
Commercial and industrial	1,033	3	-	1,036	39,647	40,683	-	-
Consumer and other loans	168	10	1	179	12,700	12,879	2	-
Total	$ 14,593	$ 3,666	$ 4,732	$ 22,991	$ 412,039	$ 435,030	$ 10,817	$ 598

Credit Quality Indicators

As part of the on-going monitoring of the credit quality of the Company's loan portfolio, management tracks certain credit quality indicators including trends related to the risk grading of specified classes of loans. The Company utilizes a risk grading matrix to assign a rating to each of its loans. The loan ratings are summarized into the following categories: pass, special mention, substandard, doubtful and loss. Pass rated loans include all risk rated credits other than those included in special mention, substandard or doubtful. Loans classified as loss are charged-off. Loan officers assign risk grades to loans at origination and as renewals arise. The Bank's Credit Administration department reviews risk grades for accuracy on a quarterly basis and as delinquency issues arise. In addition, a certain amount of loans are reviewed each year through the Company's internal and external loan review process. A description of the general characteristics of the loan grading categories is as follows:

Special Mention – Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the Bank's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weakness inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The Company considers all doubtful loans to be impaired and places the loan on non-accrual status.

The following tables provide an analysis of the credit risk profile of each loan class as of December 31, 2011 and 2010:

December 31, 2011 (in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real estate loans:					
Construction and land development	$ 23,172	$ 7,504	$ 17,452	$ 235	$ 48,363
Secured by 1-4 family residential	108,240	5,645	8,266	188	122,339
Other real estate loans	138,255	17,123	22,348	3,415	181,141
Commercial and industrial	23,451	949	4,976	70	29,446
Consumer and other loans	11,058	79	-	14	11,151
Total	$ 304,176	$ 31,300	$ 53,042	$ 3,922	$ 392,440

December 31, 2010 (in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real estate loans:					
Construction and land development	$ 21,212	$ 5,237	$ 21,471	$ 4,671	$ 52,591
Secured by 1-4 family residential	106,722	4,435	10,349	-	121,506
Other real estate loans	143,874	17,915	43,443	2,139	207,371
Commercial and industrial	34,619	4,033	2,031	-	40,683
Consumer and other loans	12,864	13	1	1	12,879
Total	$ 319,291	$ 31,633	$ 77,295	$ 6,811	$ 435,030

Note 4. Allowance for Loan Losses

Transactions in the allowance for loan losses for the years ended December 31, 2011, 2010 and 2009 were as follows:

(in thousands)	2011	2010	2009
Balance at beginning of year	$ 16,036	$ 7,106	$ 5,650
Provision charged to operating expense	12,380	11,731	2,300
Loan recoveries	310	261	298
Loan charge-offs	(15,789)	(3,062)	(1,142)
Balance at end of year	$ 12,937	$ 16,036	$ 7,106

The following tables present, as of December 31, 2011 and 2010, the total allowance for loan losses, the allowance by impairment methodology and loans by impairment methodology.

	December 31, 2011 *(in thousands)*					
	Commercial and Industrial	Other Real Estate	Construction and Land Development	Secured by 1-4 Family Residential	Consumer and Other Loans	Total
Allowance for loan losses:						
Beginning Balance, December 31, 2010	$ 858	$ 9,187	$ 4,050	$ 1,681	$ 260	$ 16,036
Charge-offs	(348)	(7,551)	(2,983)	(4,639)	(268)	(15,789)
Recoveries	3	-	50	6	251	310
Provision for loan losses	450	3,556	1,726	6,718	(70)	12,380
Ending Balance, December 31, 2011	$ 963	$ 5,192	$ 2,843	$ 3,766	$ 173	$ 12,937
Ending Balance:						
Individually evaluated for impairment	309	351	930	848	-	2,438
Collectively evaluated for impairment	654	4,841	1,913	2,918	173	10,499
Loans:						
Ending Balance	29,446	181,141	48,363	122,339	11,151	392,440
Individually evaluated for impairment	480	10,940	7,640	6,860	-	25,920
Collectively evaluated for impairment	28,966	170,201	40,723	115,479	11,151	366,520

	December 31, 2010 *(in thousands)*					
	Commercial and Industrial	Other Real Estate	Construction and Land Development	Secured by 1-4 Family Residential	Consumer and Other Loans	Total
Allowance for loan losses:						
Ending Balance	$ 858	$ 9,187	$ 4,050	$ 1,681	$ 260	$ 16,036
Ending Balance:						
Individually evaluated for impairment	36	5,020	3,006	536	-	8,597
Collectively evaluated for impairment	822	4,167	1,044	1,145	260	7,439
Loans:						
Ending Balance	40,683	207,371	52,591	121,506	12,879	435,030
Ending Balance:						
Individually evaluated for impairment	48	28,426	9,709	5,682	-	43,865
Collectively evaluated for impairment	40,635	178,945	42,882	115,824	12,879	391,165

Impaired loans and the related allowance at December 31, 2011 and 2010, were as follows:

	December 31, 2011 (in thousands)						
	Unpaid Principal Balance	Recorded Investment with No Allowance	Recorded Investment with Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Real estate loans:							
Construction and land development	$ 8,106	$ 3,531	$ 4,109	$ 7,640	$ 930	$ 7,077	$ 367
Secured by 1-4 family	8,566	3,495	3,365	6,860	848	6,519	301
Other real estate loans	15,165	8,135	2,805	10,940	351	23,918	396
Commercial and industrial	480	-	480	480	309	660	27
Consumer and other loans	-	-	-	-	-	-	-
Total	$ 32,317	$ 15,161	$ 10,758	$ 25,920	$ 2,438	$ 38,174	$ 1,091

	December 31, 2010 (in thousands)						
	Unpaid Principal Balance	Recorded Investment with No Allowance	Recorded Investment with Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Real estate loans:							
Construction and land development	$ 10,440	$ 1,217	$ 8,492	$ 9,709	$ 3,006	$ 2,920	$ 374
Secured by 1-4 family	5,701	595	5,087	5,682	536	795	222
Other real estate loans	29,480	7,904	20,522	28,426	5,020	18,432	1,345
Commercial and industrial	48	-	48	48	36	163	4
Consumer and other loans	-	-	-	-	-	-	-
Total	$ 45,669	$ 9,716	$ 34,149	$ 43,865	$ 8,597	$ 22,310	$ 1,945

The "Recorded Investment" amounts in the table above represent the outstanding principal balance on each loan represented in the table. The "Unpaid Principal Balance" represents the outstanding principal balance on each loan represented in the table plus any amounts that have been charged off on each loan and/or payments that have been applied towards principal on non-accrual loans.

During the first quarter of 2011, the Bank adjusted its allowance for loan losses methodology by expanding the historical loss period that is applied to the general component of the allowance from one year to three years. The Company decreased the loss history to one year after significant deterioration in economic conditions in 2008. Since then, the Company determined that a three-year loss history is more appropriate to reflect a reasonable estimate of loss inherent in the loan portfolio.

As of December 31, 2011, loans classified as troubled debt restructurings (TDRs) and included in impaired loans in the disclosure above totaled $11.4 million. At December 31, 2011, $4.8 million of the loans classified as TDRs were performing under the restructured terms and were not considered non-performing assets. There were $14.4 million in TDRs at December 31, 2010. The following table provides further information regarding loans modified under TDRs during the year ended December 31, 2011:

	For the year ended December 31, 2011 (dollars in thousands)		
	Number of Contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Real estate loans:			
Construction and land development	1	$ 701	$ 357
Secured by 1-4 family	4	2,667	2,667
Other real estate loans	14	12,829	12,855
Commercial and industrial	-	-	-
Consumer and other loans	-	-	-
Total	19	$ 16,197	$ 15,879

The table below shows troubled debt restructurings that subsequently defaulted as of December 31, 2011:

	December 31, 2011 (dollars in thousands)	
	Number of Contracts	Recorded investment
Real estate loans:		
Construction and land development	1	$ 235
Secured by 1-4 family	-	-
Other real estate loans	3	361
Commercial and industrial	-	-
Consumer and other loans	-	-
Total	4	$ 596

For purposes of this disclosure, default is defined as over ninety days past due during the twelve month period subsequent to the modification.

Non-accrual loans excluded from impaired loan disclosure amounted to $103 thousand, $2 thousand and $196 thousand at December 31, 2011, 2010 and 2009, respectively. If interest on these loans had been accrued, such income would have approximated $4 thousand and $6 thousand for 2011 and 2009, respectively. For 2010, there was no income that would have been accrued on these loans.

Note 5. Other Real Estate Owned

At December 31, 2011 and 2010, OREO totaled $6.4 million and $4.0 million, respectively. OREO is primarily comprised of residential lots, raw land, non-residential properties and residential properties associated with commercial relationships, and are located primarily in the Commonwealth of Virginia. Changes in the balance for OREO are as follows:

	(in thousands)	
	2011	**2010**
Balance at the beginning of year, gross	$ 7,302	$ 7,255
Transfers from loans	8,117	2,865
Charge-offs	(2,022)	(293)
Sales proceeds	(3,321)	(2,506)
Gain (loss) on disposition	(910)	(19)
Balance at the end of year, gross	9,166	7,302
Less: allowance for losses	(2,792)	(3,341)
Balance at the end of year, net	$ 6,374	$ 3,961

Changes in the allowance for OREO losses are as follows:

	(in thousands)		
	2011	2010	2009
Balance at beginning of year	$ 3,341	$ 994	$ -
Provision for losses	1,558	2,640	994
Charge-offs, net	(2,107)	(293)	-
Balance at end of year	$ 2,792	$ 3,341	$ 994

Net expenses applicable to OREO, other than the provision for losses, were $572 thousand, $242 thousand and $156 thousand for the years ended December 31, 2011, 2010, and 2009, respectively.

Note 6. Premises and Equipment

Premises and equipment are summarized as follows at December 31, 2011 and 2010:

	(in thousands)	
	2011	2010
Land	$ 4,397	$ 4,664
Buildings and leasehold improvements	15,914	16,031
Furniture and equipment	9,832	9,617
Construction in process	1,054	485
	$ 31,197	$ 30,797
Less accumulated depreciation	11,599	10,495
	$ 19,598	$ 20,302

Depreciation expense included in operating expenses for 2011, 2010 and 2009 was $1.2 million, $1.2 million and $1.3 million, respectively.

Note 7. Deposits

The aggregate amount of time deposits, in denominations of $100 thousand or more, was $97.9 million and $114.1 million at December 31, 2011 and 2010, respectively.

The Bank obtains certain deposits through the efforts of third-party brokers. At December 31, 2011 and 2010, brokered deposits totaled $14.4 million and $35.6 million, respectively, and were included in time deposits on the Company's financial statements. At December 31, 2011, the scheduled maturities of time deposits were as follows:

	(in thousands)
2012	$ 88,092
2013	50,470
2014	22,527
2015	13,322
2016	14,853
	$ 189,264

Note 8. Other Borrowings

The Bank had unused lines of credit totaling $96.8 million and $127.7 million available with non-affiliated banks at December 31, 2011 and 2010, respectively. These amounts primarily consist of a blanket floating lien agreement with the Federal Home Loan Bank of Atlanta in which the Bank can borrow up to 19% of its assets.

At December 31, 2011 and 2010, the Bank had borrowings from the Federal Home Loan Bank system totaling $19.0 million and $20.0 million, respectively, which mature through December 28, 2018. The interest rate on these borrowings ranged from 1.25% to 2.04% and the weighted average rate was 1.66% at December 31, 2011. The Bank also had a letter of credit from the Federal Home Loan Bank totaling $30.0 million at December 31, 2011. The Bank had no letter of credit from the Federal Home Loan Bank at December 31, 2010. The Bank had collateral pledged on these borrowings and letter of credit at December 31, 2011 including real estate loans totaling $107.8 million and Federal Home Loan Bank stock with a book value of $1.9 million.

At December 31, 2011, the Bank had a $100 thousand note payable, secured by a deed of trust, for land purchased to construct a banking office, which requires monthly payments of $2 thousand, and matures January 3, 2016. The fixed interest rate on this loan is 4.00%.

The contractual maturities of other borrowings at December 31, 2011 were as follows:

	(in thousands)
2012	$ 5,022
2013	5,024
2014	25
2015	27
2016	3,002
2017 and thereafter	6,000
	$ 19,100

Note 9. Trust Preferred Capital Notes

On June 8, 2004, First National (VA) Statutory Trust II (Trust II), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities. On June 17, 2004, $5.0 million of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2011 was 3.16%. The securities have a mandatory redemption date of June 17, 2034, and were subject to varying call provisions beginning June 17, 2009. The principal asset of Trust II is $5.2 million of the Company's junior subordinated debt securities with maturities and interest rates comparable to the trust preferred securities. The Trust's obligations under the trust preferred securities are fully and unconditionally guaranteed by the Company.

On July 24, 2006, First National (VA) Statutory Trust III (Trust III), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On July 31, 2006, $4.0 million of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2011 was 1.97%. The securities have a mandatory redemption date of October 1, 2036, and are subject to varying call provisions beginning October 1, 2011. The principal asset of Trust III is $4.1 million of the Company's junior subordinated debt securities with maturities and interest rates comparable to the trust preferred securities. The Trust's obligations under the trust preferred securities are fully and unconditionally guaranteed by the Company.

While these securities are debt obligations of the Company, they are included in capital for regulatory capital ratio calculations. Under present regulations, the trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier 1 capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier 1 capital, if any, may be included in Tier 2 capital. At December 31, 2011, the total amount of trust preferred securities issued by the Trusts was included in the Company's Tier 1 capital.

Note 10. Income Taxes

The Company is subject to U.S. federal income tax as well as bank franchise tax in the state of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2008.

Net deferred tax assets consisted of the following components at December 31, 2011 and 2010:

	(in thousands) 2011	2010
Deferred Tax Assets		
Allowance for loan losses	$ 4,399	$ 5,452
Allowance for other real estate owned	949	1,136
Interest on non-accrual loans	218	194
Unfunded pension liability	740	434
Split dollar liability	398	363
Gain on other real estate owned	1,085	710
Other	236	124
	$ 8,025	$ 8,413

Deferred Tax Liabilities	**2011**	**2010**
Depreciation	$ 728	$ 713
Prepaid pension	-	92
Securities available for sale	1,057	445
Discount accretion	10	9
Loan origination costs, net	105	124
	$ 1,900	$ 1,383
Valuation allowance	6,125	-
Net deferred tax assets	$ -	$ 7,030

As of December 31, 2011, the Company had recorded a full valuation allowance on its net deferred tax assets (DTAs). The realization of DTAs is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax asset will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. In assessing the need for a valuation allowance, the Company considered all available evidence about the realization of DTAs, both positive and negative, that could be objectively verified. The Company's positive evidence considered in support of its use of forecasted future earnings as a source of realizing DTAs was insufficient to overcome the negative evidence associated with its pre-tax cumulative loss position. Management's assessment is primarily dependent on historical taxable income and projections of future taxable income, which are directly related to the Company's core earnings capacity and its prospects to generate core earnings in the future. Projections of core earnings and taxable income are inherently subject to uncertainty and estimates that may change given an uncertain economic outlook, banking industry conditions and other factors. At December 31, 2011, management concluded that it is more likely than not that its full net deferred tax assets will not be realized and established a valuation allowance of $6.1 million.

The provision (benefit) for income taxes for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

		(in thousands)	
	2011	**2010**	**2009**
Current tax expense (benefit)	$ (2,607)	$ 1,780	$ 2,605
Deferred tax expense (benefit)	6,442	(3,986)	(1,850)
	$ 3,835	$ (2,206)	$ 755

The income tax provision (benefit) differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2011, 2010 and 2009, due to the following:

		(in thousands)	
	2011	**2010**	**2009**
Computed tax expense (benefit) at statutory federal rate	$ (2,423)	$ (1,975)	$ 988
Increase in income taxes from deferred tax valuation allowance	6,442	-	-
Decrease in income taxes resulting from:			
Tax-exempt interest and dividend income	(186)	(197)	(202)
Other	2	(34)	(31)
	$ 3,835	$ (2,206)	$ 755

Note 11. Funds Restrictions and Reserve Balance

Transfers of funds from the banking subsidiary to the parent company in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. The net loss totaled $10.3 million for the year ended December 31, 2011 compared to common dividends paid totaling $1.6 million during the same period. As a result, the Bank could not transfer funds to the Company without prior regulatory approval at December 31, 2011.

The Bank must maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. For the final weekly reporting period in the years ended December 31, 2011 and 2010, the aggregate amounts of daily average required balances were approximately $2.1 million and $1.1 million, respectively.

Note 12. Benefit Plans

Pension Plan

The Bank has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age with at least one year of credited service, and hired prior to May 1, 2011. Benefits are generally based upon years of service and average compensation for the five highest-paid consecutive years of service. The Bank's funding practice has been to make at least the minimum required annual contribution permitted by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended.

The following table provides a reconciliation of the changes in the plan benefit obligation and the fair value of assets for the periods ended December 31, 2011, 2010 and 2009.

		(in thousands)	
	2011	2010	2009
Change in Benefit Obligation			
Benefit obligation, beginning of year	$ 5,588	$ 4,747	$ 4,522
Service cost	359	307	305
Interest cost	307	284	271
Actuarial (gain) loss	871	565	(328)
Benefits paid	(1,097)	(315)	(23)
Gain due to settlement	(33)	-	-
Benefit obligation, end of year	$ 5,995	$ 5,588	$ 4,747
Changes in Plan Assets			
Fair value of plan assets, beginning of year	$ 4,284	$ 3,921	$ 2,851
Actual return on plan assets	27	478	923
Employer contributions	240	200	170
Benefits paid	(1,097)	(315)	(23)
Fair value of assets, end of year	$ 3,454	$ 4,284	$ 3,921
Funded Status, end of year	$ (2,541)	$ (1,303)	$ (826)
Amount Recognized in Other Liabilities	$ (2,541)	$ (1,303)	$ (826)
Amounts Recognized in Accumulated Other Comprehensive Loss, net of tax			
Net loss	$ 2,173	$ 1,271	$ 893
Prior service cost	2	6	9
Net obligation at transition	-	-	(4)
Deferred income tax benefit	(740)	(434)	(305)
Amount recognized	$ 1,435	$ 843	$ 593
Weighted Average Assumptions Used to Determine Benefit Obligation			
Discount rate used for disclosure	4.50%	5.50%	6.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%	4.00%

		(in thousands)	
	2011	2010	2009
Components of Net Periodic Benefit Cost			
Service cost	$ 359	$ 307	$ 306
Interest cost	307	284	271
Expected return on plan assets	(342)	(313)	(227)
Amortization of prior service cost	4	3	3
Amortization of net obligation at transition	-	(4)	(6)
Recognized net loss due to settlement	212	-	-
Recognized net actuarial loss	38	21	79
Net periodic benefit cost	$ 578	$ 298	$ 426

Other Changes in Plan Assets and Benefit Obligations Recognized in Accumulated Other Comprehensive (Income) Loss	**2011**	**2010**	**2009**
Net (gain) loss	$ 902	$ 378	$ (1,103)
Amortization of prior service cost	(4)	(3)	(3)
Amortization of net obligation at transition	-	4	5
Total recognized in accumulated other comprehensive (income) loss	$ 898	$ 379	$ (1,101)
Total Recognized in Net Periodic Benefit Cost and Accumulated Other Comprehensive (Income) Loss	$ 1,476	$ 677	$ (675)
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost			
Discount rate	5.50%	6.00%	6.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

The process used to select the discount rate assumption takes into account the benefit cash flow and the segmented yields on high-quality corporate bonds that would be available to provide for the payment of the benefit cash flow. A single effective discount rate, rounded to the nearest .25%, is then established that produces an equivalent discounted present value.

The pension plan's weighted-average asset allocations at the end of the plan year for 2011 and 2010, by asset category were as follows:

Asset Category	**2011**	**2010**
Mutual funds - fixed income	41%	36%
Mutual funds - equity	59%	64%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance for the implementation of the plan's investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

Following is a description of the valuation methodologies used for assets measured at fair value.

Fixed income and equity funds: Valued at the net asset value of shares held at year-end.

Cash and cash equivalents: Valued at cost which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Company's pension plan assets at fair value as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011 (in thousands)			
	Total	Level 1	Level 2	Level 3
Fixed income funds	$ 1,409	$ 1,409	$ -	$ -
Equity funds	2,045	2,045	-	-
Total	$ 3,454	$ 3,454	$ -	$ -

	Fair Value Measurements at December 31, 2010 (in thousands)			
	Total	Level 1	Level 2	Level 3
Fixed income funds	$ 1,563	$ 1,563	$ -	$ -
Equity funds	2,721	2,721	-	-
Total	$ 4,284	$ 4,284	$ -	$ -

The Company made cash contributions of $306 thousand and $240 thousand for the 2011 and 2010 plan years, respectively, and expects to contribute $509 thousand for the 2012 plan year. The accumulated benefit obligation for the defined benefit pension plan was $4.2 million and $3.8 million at December 31, 2011 and 2010, respectively.

Estimated future benefit payments, which reflect expected future service, as appropriate, were as follows at December 31, 2011:

	(in thousands)
2012	$ 26
2013	46
2014	53
2015	78
2016	91
Years 2017-2021	739

401(k) Plan

The Company maintains a 401(k) plan for all eligible employees. Participating employees may elect to contribute up to the maximum percentage allowed by the Internal Revenue Service, as defined in the plan. The Company makes matching contributions, on a dollar-for dollar basis, for the first one percent of an employee's compensation contributed to the Plan and fifty cents for each dollar of the employee's contribution between two percent and six percent. The Company also makes an additional contribution for eligible employees hired on or after May 1, 2011. This contribution is allocated based on years of service to participants who were hired on or after May 1, 2011 who have completed at least one thousand hours of service during the year and who are employed on the last day of the Plan Year. The amount that the Company matches is contributed for the benefit of the respective employee to the employee stock ownership plan (ESOP). All employees who are age nineteen or older are eligible. Employee contributions vest immediately. Employer matching contributions vest after two plan service years with the Company. The Company has the discretion to make a profit sharing contribution to the plan each year based on overall performance, profitability, and other economic factors. For the years ended December 31, 2011, 2010 and 2009, expense attributable to the Plan amounted to $200 thousand, $164 thousand and $103 thousand, respectively.

Employee Stock Ownership Plan

On January 1, 2000, the Company established an employee stock ownership plan. The ESOP provides an opportunity for the Company to award shares of First National Corporation stock to employees at its discretion. Employees are eligible to participate in the ESOP effective immediately upon beginning service with the Company. Participants become 100% vested after two years of credited service. In addition to the 401(k) matching contributions made by the Company to the ESOP, the Board of Directors may make discretionary contributions, within certain limitations prescribed by federal tax regulations.

Until April 26, 2010, the ESOP operated as a leveraged ESOP. The ESOP's debt was incurred when the Company loaned the ESOP $570 thousand from the proceeds the Company received from its bank note payable. The ESOP shares initially were pledged as collateral for its debt. As the debt was repaid, shares were released from collateral and allocated to employees, based on the proportion of debt service paid in the year. The shares were deducted from shareholders' equity as unearned ESOP shares in the accompanying balance sheets. As shares were released from collateral, the Company reported compensation expense equal to the current market price of the shares, and the shares became outstanding for EPS computations. Dividends on allocated ESOP shares were recorded as a reduction of retained earnings; dividends on unallocated ESOP shares were recorded as a reduction of debt and accrued interest. The ESOP's debt was repaid on April 26, 2010. Therefore, the ESOP is no longer operating as a leveraged ESOP.

There was no compensation expense for the ESOP for the years ended December 31, 2011, 2010 and 2009.

Shares of the Company held by the ESOP at December 31, 2011, 2010 and 2009, are as follows:

	2011	2010	2009
Allocated shares	65,633	53,167	44,014
Unreleased shares	-	-	1,543
Total ESOP shares	65,633	53,167	45,557
Fair value of unreleased shares (in thousands)	$ -	$ -	$ 15

Split Dollar Life Insurance Plan

On January 6, 1999, the Bank adopted a Director Split Dollar Life Insurance Plan. This Plan provides life insurance coverage to insurable outside directors of the Bank. The Bank owns the policies and is entitled to all values and proceeds. The Plan provides retirement benefits and the payment of benefits at the death of the insured director. The amount of benefits will be determined by the performance of the policies over the director's life.

Accounting guidance requires a company to recognize an obligation over the director's service period based upon the substantive agreement with the director such as the promise to maintain a life insurance policy or provide a death benefit postretirement. The related effect on net income recognized during the years ended December 31, 2011, 2010 and 2009 was expense of $104 thousand, $36 thousand and a benefit of $42 thousand, respectively.

Note 13. Commitments and Unfunded Credits

The Company, through its banking subsidiary is a party to credit related financial instruments with risk not reflected in the consolidated financial statements in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2011 and 2010, the following financial instruments were outstanding whose contract amounts represent credit risk:

	(in thousands) 2011	2010
Commitments to extend credit and unfunded commitments under lines of credit	$ 48,892	$ 53,494
Stand-by letters of credit	9,795	6,917

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized as deemed necessary and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2011, the Bank had $4.0 million in locked-rate commitments to originate mortgage loans and $274 thousand in loans held for sale. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Bank does not expect any counterparty to fail to meet its obligations.

The Bank has cash accounts in other commercial banks. The amount on deposit at these banks at December 31, 2011 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $27 thousand.

Note 14. Transactions with Related Parties

During the year, executive officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers.

At December 31, 2011 and 2010, these loans totaled $11.3 million and $11.7 million, respectively. During 2011, total principal additions were $3.5 million and total principal payments were $3.8 million. At December 31, 2011, the Bank had loans totaling $1.8 million with one director that were rated substandard and considered impaired. These loans included a $300 thousand joint loan with another director. The specific reserve for this relationship totaled $22 thousand at December 31, 2011. Subsequent to year end, the Bank downgraded certain loans totaling $5.1 million with a second director. There was no specific reserve on these loans. These loans were reported in the substandard category as of December 31, 2011.

Deposits from related parties held by the Bank at December 31, 2011 and 2010 amounted to $3.7 million and $4.2 million, respectively.

Note 15. Lease Commitments

The Company was obligated under noncancelable leases for banking premises. Total rental expense for operating leases for 2011, 2010 and 2009 was $240 thousand, $242 thousand and $227 thousand, respectively. Minimum rental commitments under noncancelable leases with terms in excess of one year as of December 31, 2011 were as follows:

	(in thousands) **Operating Leases**
2012	$ 227
2013	180
2014	106
2015	93
2016	86
Total minimum payments	$ 692

Note 16. Dividend Reinvestment Plan

The Company has in effect a Dividend Reinvestment Plan (DRIP) which provides an automatic conversion of dividends into common stock for enrolled shareholders. Stock was purchased on the open market on each dividend payable date during the first two quarters of 2009. On August 5, 2009, the Board of Directors of the Company passed a resolution authorizing the Company to issue common shares to the DRIP, beginning on the next dividend payment date, September 11, 2009. Common shares are purchased at a price which is based on the average closing prices of the shares as quoted on the Over-the-Counter Bulletin Board Market for the 10 business days immediately preceding the dividend payment date.

The Company issued 6,748, 17,180 and 8,861 common shares to the DRIP during the years ended December 31, 2011, 2010 and 2009, respectively. The Company purchased 6,631 shares on the open market for the year ended December 31, 2009.

Note 17. Fair Value Measurements

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the "Fair Value Measurement and Disclosures" topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires a significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

<u>Securities available for sale</u>
Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2).

The following tables present the balances of financial assets measured at fair value on a recurring basis as of December 31, 2011 and 2010.

Description	Balance as of December 31, 2011	Fair Value Measurements at December 31, 2011 Using (in thousands) Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities available for sale				
U.S. agency and mortgage-backed securities	$ 78,876	$ -	$ 78,876	$ -
Obligations of states and political subdivisions	12,676	-	12,676	-
Corporate equity securities	113	113	-	-
	$ 91,665	$ 113	$ 91,552	$ -

Description	Balance as of December 31, 2010	Fair Value Measurements at December 31, 2010 Using (in thousands) Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities available for sale				
U.S. agency and mortgage-backed securities	$ 46,924	$ -	$ 46,924	$ -
Obligations of states and political subdivisions	13,301	-	13,301	-
Corporate equity securities	195	195	-	-
	$ 60,420	$ 195	$ 60,225	$ -

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

<u>Loans held for sale</u>
Loans held for sale are carried at the lower of cost or market value. These loans currently consist of one-to-four family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). As such, the Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale during the years ended December 31, 2011 and 2010.

<u>Impaired Loans</u>
Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the net present value of expected future cash flows, the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business's financial statements if not considered significant using

observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Operations.

Other real estate owned

Loans are transferred to other real estate owned when the collateral securing them is foreclosed on or acquired through a deed in lieu of foreclosure. The measurement of loss associated with other real estate owned is based on the fair value of the collateral compared to the unpaid loan balance and anticipated costs to sell the property. If there is a contract for the sale of a property, and management reasonably believes the contract will be executed, fair value is based on the sale price in that contract (Level 1). Lacking such a contract, the value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. Any fair value adjustments to other real estate owned are recorded in the period incurred and expensed against current earnings.

The following tables summarize the Company's financial assets that were measured at fair value on a nonrecurring basis as of December 31, 2011 and 2010.

		Carrying Value at December 31, 2011 *(in thousands)*		
Description	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Impaired loans	$ 8,320	$ -	$ 7,213	$ 1,107

		Carrying Value at December 31, 2010 *(in thousands)*		
Description	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Impaired loans	$ 25,552	$ -	$ 17,584	$ 7,968

The following tables summarize the Company's nonfinancial assets that were measured at fair value on a nonrecurring basis as of December 31, 2011 and 2010.

		Carrying Value at December 31, 2011 *(in thousands)*		
Description	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Other real estate owned	$ 6,374	$ -	$ 6,374	$ -

Description	Balance as of December 31, 2010	Carrying Value at December 31, 2010 (in thousands) Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Other real estate owned	$ 3,961	$ -	$ 3,961	$ -

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Accounting guidance requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The methodologies for other financial assets and financial liabilities are discussed below:

Cash and Cash Equivalents and Federal Funds Sold

The carrying amounts of cash and short-term instruments approximate fair values.

Loans

For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Borrowings

The carrying amounts of federal funds purchased and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of all other borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Commitments and Unfunded Credits

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2011 and 2010, fair value of loan commitments and standby letters of credit was immaterial.

The estimated fair values of the Company's financial instruments at December 31, 2011 and 2010 were as follows:

	(in thousands)			
	2011		2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and short-term investments	$ 29,524	$ 29,524	$ 23,497	$ 23,497
Securities available for sale	91,665	91,665	60,420	60,420
Loans, net	379,503	383,557	418,994	420,011
Loans held for sale	274	274	271	271
Accrued interest receivable	1,620	1,620	1,667	1,667
Financial Liabilities				
Deposits	$ 469,172	$ 471,771	$ 463,500	$ 464,858
Other borrowings	19,100	19,137	20,122	20,400
Trust preferred capital notes	9,279	8,576	9,279	9,279
Accrued interest payable	366	366	551	551

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 18. Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total (as defined in the regulations) and Tier 1 capital (as defined) to risk-weighted assets (as defined), and of Tier 1 capital to average assets. Management believes, as of December 31, 2011 and 2010, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2011, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the following table.

	(amounts in thousands)					
	Actual		**Minimum Capital Requirement**		**Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions**	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
December 31, 2011:						
Total Capital (to Risk Weighted Assets):						
Company	$ 50,359	12.51%	$ 32,192	8.00%	N/A	N/A
Bank	$ 49,761	12.38%	$ 32,154	8.00%	$ 40,193	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Company	$ 45,231	11.24%	$ 16,096	4.00%	N/A	N/A
Bank	$ 44,639	11.11%	$ 16,077	4.00%	$ 24,116	6.00%
Tier 1 Capital (to Average Assets):						
Company	$ 45,231	8.45%	$ 21,408	4.00%	N/A	N/A
Bank	$ 44,639	8.30%	$ 21,517	4.00%	$ 26,896	5.00%
December 31, 2010:						
Total Capital (to Risk Weighted Assets):						
Company	$ 63,163	14.18%	$ 35,624	8.00%	N/A	N/A
Bank	$ 62,550	14.06%	$ 35,584	8.00%	$ 44,480	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Company	$ 57,467	12.91%	$ 17,812	4.00%	N/A	N/A
Bank	$ 56,861	12.78%	$ 17,792	4.00%	$ 26,688	6.00%
Tier 1 Capital (to Average Assets):						
Company	$ 57,467	10.54%	$ 21,810	4.00%	N/A	N/A
Bank	$ 56,861	10.40%	$ 21,859	4.00%	$ 27,324	5.00%

Note 19. Capital Purchase Program

On March 13, 2009, the Company entered into a Letter Agreement and Securities Purchase Agreement—Standard Terms (collectively, the Purchase Agreement) with the Treasury Department, pursuant to which the Company sold (i) 13,900 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $1.25 per share and liquidation preference $1,000 per share (the Preferred Stock) and (ii) a warrant (the Warrant) to purchase 695 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the Warrant Preferred Stock), at an exercise price of $1.25 per share, for an aggregate purchase price of $13.9 million in cash. The Treasury immediately exercised the Warrant and, after net settlement, received 695 shares of the Company's Warrant Preferred Stock, which has a liquidation preference amount of $1,000 per share. Closing of the sale occurred on March 13, 2009 and increased Tier 1 and total capital by $13.9 million. The Preferred Stock pays cumulative dividends at a rate of 5% per annum for the first five years, and thereafter at a rate of 9% per annum. The Warrant Preferred Stock pays cumulative dividends at a rate of 9% per annum from the date of issuance. The discount on the Preferred Stock is amortized over a five year period using the constant effective yield method.

Note 20. Parent Company Only Financial Statements

FIRST NATIONAL CORPORATION
(Parent Company Only)
Balance Sheets
December 31, 2011 and 2010
(in thousands)

	2011	2010
Assets		
Cash	$ 124	$ 91
Investment in subsidiaries, at cost, plus undistributed net income	45,725	57,058
Other assets	563	693
Total assets	$ 46,412	$ 57,842
Liabilities and Shareholders' Equity		
Trust preferred capital notes	$ 9,279	$ 9,279
Other liabilities	37	65
Total liabilities	$ 9,316	$ 9,344
Preferred stock	$ 14,263	$ 14,127
Common stock	3,695	3,686
Surplus	1,644	1,582
Retained earnings, which are substantially undistributed earnings of subsidiaries	16,503	28,969
Accumulated other comprehensive income, net	991	134
Total shareholders' equity	$ 37,096	$ 48,498
Total liabilities and shareholders' equity	$ 46,412	$ 57,842

FIRST NATIONAL CORPORATION
(Parent Company Only)
Statements of Operations
Three Years Ended December 31, 2011
(in thousands)

	2011	2010	2009
Income			
Dividends from subsidiary	$ 1,600	$ 2,575	$ 2,575
Other income (expense)	(26)	11	(30)
	$ 1,574	$ 2,586	$ 2,545
Expense			
Interest expense	$ 386	$ 439	$ 470
Stationery and supplies	14	18	34
Legal and professional fees	-	20	75
Other	52	53	62
Total expense	$ 452	$ 530	$ 641
Income before allocated tax benefits and undistributed income of subsidiary	$ 1,122	$ 2,056	$ 1,904
Allocated income tax benefits	162	176	228
Income before equity in (distributions in excess of) undistributed income of subsidiary	$ 1,284	$ 2,232	$ 2,132
Equity in (distributions in excess of) undistributed income of subsidiary	(12,245)	(5,835)	17
Net (loss) income	$ (10,961)	$ (3,603)	$ 2,149
Effective dividend and accretion on preferred stock	894	887	704
Net (loss) income available to common shareholders	$ (11,855)	$ (4,490)	$ 1,445

FIRST NATIONAL CORPORATION
(Parent Company Only)
Statements of Cash Flows
Three Years Ended December 31, 2011
(in thousands)

	2011	2010	2009
Cash Flows from Operating Activities			
Net (loss) income	$ (10,961)	$ (3,603)	$ 2,149
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
(Undistributed) distributions in excess of earnings of subsidiaries	12,245	5,835	(17)
Compensation expense for ESOP shares allocated	-	42	190
(Increase) decrease in other assets	45	(23)	42
Increase (decrease) in other liabilities	2	(9)	7
Net cash provided by operating activities	$ 1,331	$ 2,240	$ 2,371
Cash Flows from Financing Activities			
Principal payments on other borrowings	$ -	$ (42)	$ (190)
Proceeds from issuance of preferred stock	-	-	13,900
Distribution of capital to subsidiary	-	-	(13,900)
Cash dividends paid on common stock	(540)	(1,433)	(1,529)
Cash dividends paid on preferred stock	(758)	(758)	(509)
Shares issued to leveraged ESOP	-	(26)	(85)
Net cash used in financing activities	$ (1,298)	$ (2,259)	$ (2,313)
Increase (decrease) in cash and cash equivalents	$ 33	$ (19)	$ 58
Cash and Cash Equivalents			
Beginning	91	110	52
Ending	$ 124	$ 91	$ 110

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's management has evaluated, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of disclosure controls and procedures as of December 31, 2011 pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, the disclosure controls and procedures are effective in ensuring that the information required to be disclosed in Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner and (2) accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Refer to Item 8 of this report for the "Management's Report on the Effectiveness of Internal Controls over Financial Reporting."

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation of it that occurred during the Company's last fiscal quarter that materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this Item is set forth under the headings "Election of Directors – Nominees," "Executive Officers Who Are Not Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Conduct and Ethics," "Committees" and "Director Selection Process" in the Company's Proxy Statement for the 2012 Annual Meeting of Shareholders (the "Proxy Statement"), which information is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this Item is set forth under the headings "Executive Compensation" and "Director Compensation" in the Proxy Statement, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item is set forth under the heading "Stock Ownership of Directors and Executive Officers" and "Stock Ownership of Certain Beneficial Owners" in the Proxy Statement, which information is incorporated herein by reference.

The Company does not have any compensation plans or other arrangements under which equity securities are authorized for issuance.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this Item is set forth under the headings "Certain Relationships and Related Party Transactions" and "Director Independence" in the Proxy Statement, which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information required by this Item is set forth under the headings "Auditor Fees and Services" and "Policy for Approval of Audit and Permitted Non-Audit Services" in the Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) The response to this portion of Item 15 is included in Item 8 above.

(2) The response to this portion of Item 15 is included in Item 8 above.

(3) The following documents are attached hereto or incorporated herein by reference to Exhibits:

3.1 Amended and Restated Articles of Incorporation, as amended and restated on March 3, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 10-K for the year ended December 31, 2008).

3.2 Articles and Amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on March 17, 2009).

3.3 Bylaws, as restated in electronic format only as of August 3, 2011 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on August 9, 2011).

4.1 Specimen of Common Stock Certificate (incorporated herein by reference to Exhibit 1 to the Company's Form 10 filed with SEC on May 2, 1994).

4.2 Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 17, 2009).

4.3 Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series B (incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on March 17, 2009).

10.3 Amended and Restated Employment Agreement, dated as of June 1, 2007, between the Company and Dennis A. Dysart (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2007).

10.4 Amended and Restated Employment Agreement, dated as of June 1, 2007, between the Company and M. Shane Bell (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2007).

10.5 Amended and Restated Employment Agreement, dated as of June 1, 2007, between the Company and Marshall J. Beverley, Jr. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 30, 2007).

10.6 Amendment to Employment Agreement between the Company and Dennis A. Dysart and M. Shane Bell (incorporated by reference to Exhibit 10.6 to the Company's Form 10-K for the year ended December 31, 2008).

10.7 Amendment to Employment Agreement between the Company and Marshall J. Beverley, Jr. (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K for the year ended December 31, 2008).

10.8 Letter Agreement, dated as of March 13, 2009, by and between the Company and the United States Department of the Treasury (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 17, 2009).

10.9 Side Letter Agreement, dated as of March 13, 2009, by and between the Company and the United States Department of the Treasury (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 17, 2009).

10.10 Form of Waiver agreement between the Senior Executive Officers and the Company (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on March 17, 2009).

10.11 Form of Consent agreement between the Senior Executive Officers and the Company (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on March 17, 2009).

10.12 Employment Agreement between the Company and Scott C. Harvard (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 9, 2011).

14.1 Code of Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the Company's Current Report on Form 8-K, filed on April 11, 2008).

21.1 Subsidiaries of the Company.

23.1 Consent of Yount, Hyde & Barbour, P.C.

31.1 Certification of Chief Executive Officer, Section 302 Certification.

31.2 Certification of Chief Financial Officer, Section 302 Certification.

32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

99.1 TARP Certification of Chief Executive Officer

99.2 TARP Certification of Chief Financial Officer

101 The following materials from First National Corporation's Annual Report on Form 10-K for the year ended December 31, 2011 formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Changes in Shareholders' Equity, and (v) Notes to Consolidated Financial Statements.

(b) Exhibits
See Item 15(a)(3) above.

(c) Financial Statement Schedules
See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST NATIONAL CORPORATION

By: /s/ Scott C. Harvard

President and Chief Executive Officer
(on behalf of the registrant and as
principal executive officer)

Date: March 28, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Scott C. Harvard President & Chief Executive Officer Director (principal executive officer)	Date: March 28, 2012
/s/ M. Shane Bell Executive Vice President & Chief Financial Officer (principal financial officer and principal accounting officer)	Date: March 28, 2012
/s/ Douglas C. Arthur Chairman of the Board of Directors	Date: March 28, 2012
/s/ Byron A. Brill Vice Chairman of the Board of Directors	Date: March 28, 2012
/s/ Elizabeth H. Cottrell Director	Date: March 28, 2012
/s/ Dr. James A. Davis Director	Date: March 28, 2012
/s/ Christopher E. French Director	Date: March 28, 2012
/s/ John K. Marlow Director	Date: March 28, 2012
/s/ W. Allen Nicholls Director	Date: March 28, 2012
/s/ Henry L. Shirkey Director	Date: March 28, 2012
/s/ Gerald F. Smith, Jr. Director	Date: March 28, 2012
/s/ James R. Wilkins, III Director	Date: March 28, 2012

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
SECTION 302 CERTIFICATION

I, Scott C. Harvard, certify that:

1. I have reviewed this annual report on Form 10-K of First National Corporation for the year ended December 31, 2011;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Scott C. Harvard
President and Chief Executive Officer

Date: March 28, 2012

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
SECTION 302 CERTIFICATION

I, M. Shane Bell, certify that:

1. I have reviewed this annual report on Form 10-K of First National Corporation for the year ended December 31, 2011;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2012

/s/ M. Shane Bell
Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of First National Corporation for the year ended December 31, 2011, I, Scott C. Harvard, President and Chief Executive Officer of First National Corporation, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

(1) such Form 10-K for the year ended December 31, 2011, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Form 10-K for the year ended December 31, 2011, fairly presents, in all material respects, the financial condition and results of operations of First National Corporation.

Date: March 28, 2012

/s/ Scott C. Harvard
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of First National Corporation for the year ended December 31, 2011, I, M. Shane Bell, Executive Vice President and Chief Financial Officer of First National Corporation, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

(1) such Form 10-K for the year ended December 31, 2011, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Form 10-K for the year ended December 31, 2011, fairly presents, in all material respects, the financial condition and results of operations of First National Corporation.

Date: March 28, 2012

/s/ M. Shane Bell
Executive Vice President and Chief Financial Officer

Exhibit 99.1

FISCAL YEAR-END CERTIFICATION
for participants in the TARP Capital Purchase Program

UST Sequence Number 699

I, Scott C. Harvard, President and Chief Executive Officer, certify, based on my knowledge, that:

(i) The compensation committee of First National Corporation has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer ("SEO") compensation plans and employee compensation plans and the risks these plans pose to First National Corporation;

(ii) The compensation committee of First National Corporation has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First National Corporation and has identified any features of the employee compensation plans that pose risks to First National Corporation and has limited those features to ensure that First National Corporation is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of First National Corporation to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of First National Corporation will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of First National Corporation will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in:

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First National Corporation;

(B) Employee compensation plans that unnecessarily expose First National Corporation to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of First National Corporation to enhance the compensation of an employee;

(vi) First National Corporation has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) First National Corporation has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) First National Corporation has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) First National Corporation and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) First National Corporation will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) First National Corporation will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) First National Corporation will disclose whether First National Corporation, the board of directors of First National Corporation, or the compensation committee of First National Corporation has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) First National Corporation has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) First National Corporation has substantially complied with all other requirements related to employee compensation that are provided in the agreement between First National Corporation and Treasury, including any amendments;

(xv) First National Corporation has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 USC 1001.)

/s/ Scott C. Harvard
Scott C. Harvard
President and Chief Executive Officer
March 28, 2012

Exhibit 99.2

FISCAL YEAR-END CERTIFICATION
for participants in the TARP Capital Purchase Program

UST Sequence Number 699

I, M. Shane Bell, Executive Vice President and Chief Financial Officer, certify, based on my knowledge, that:

(i) The compensation committee of First National Corporation has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer ("SEO") compensation plans and employee compensation plans and the risks these plans pose to First National Corporation;

(ii) The compensation committee of First National Corporation has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First National Corporation and has identified any features of the employee compensation plans that pose risks to First National Corporation and has limited those features to ensure that First National Corporation is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of First National Corporation to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of First National Corporation will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of First National Corporation will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in:

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First National Corporation;

(B) Employee compensation plans that unnecessarily expose First National Corporation to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of First National Corporation to enhance the compensation of an employee;

(vi) First National Corporation has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) First National Corporation has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) First National Corporation has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) First National Corporation and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) First National Corporation will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) First National Corporation will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) First National Corporation will disclose whether First National Corporation, the board of directors of First National Corporation, or the compensation committee of First National Corporation has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) First National Corporation has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) First National Corporation has substantially complied with all other requirements related to employee compensation that are provided in the agreement between First National Corporation and Treasury, including any amendments;

(xv) First National Corporation has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 USC 1001.)

/s/ M. Shane Bell
M. Shane Bell
Executive Vice President and
Chief Financial Officer
March 28, 2012

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First National Corporation

Shareholder Information

Common Stock
First National Corporation's common stock is traded on the over-the-counter (OTC) market and quoted in the OTC Bulletin Board where our symbol is FXNC-BB.

Stock Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800.368.5948

Dividend Reinvestment
Registered holders of First National Corporation stock are eligible to participate in the Corporation's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of First National Corporation common stock. For an authorization form, or to receive additional information on this plan, or for further shareholder information contact:

Accounting Department
First National Corporation
1835 Valley Avenue
Winchester, VA 22601
888.647.1265 or 540.465.9121
FXNC@therespowerinone.com
www.therespowerinone.com

Public documents such as press releases and SEC filings may be accessed on our website in the Investor Relations section.

Company Information

Executive Officers

Scott C. Harvard
President
Chief Executive Officer

Dennis A. Dysart
Senior Executive Vice President
Chief Credit Officer

M. Shane Bell
Executive Vice President
Chief Financial Officer

Jeffrey S. Boppe
Executive Vice President
Loan Administration

Christopher T. Martin
Executive Vice President
Operations and Technology

Marshall J. Beverley Jr.
Executive Vice President
Senior Trust Officer

Board of Directors
First National Corporation
First Bank

Douglas C. Arthur
Chairman

Dr. Byron A. Brill
Vice Chairman

Elizabeth H. Cottrell
Dr. James A. Davis
Christopher E. French
Scott C. Harvard
John K. Marlow
W. Allen Nicholls
Henry L. Shirkey
Gerald F. Smith, Jr.
James R. Wilkins, III

First National Corporation

112 West King Street • Strasburg, VA 22657 • (540) 465-9121